Notice of Extraordinary General Meeting and Explanatory Memorandum

Integrated Media Technology Limited ACN 132 653 948

Date of Meeting:	Wednesday, 12th December 2018
Time of Meeting:	11:00am (Adelaide time)
Place of Meeting:	Level 7, 420 King William Street, ADELAIDE SA 5000

This Notice of Extraordinary General Meeting, Explanatory Memorandum and Independent Expert's Report should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

The Independent Expert, Moore Stephens (Vic) Pty Ltd, has concluded that the Debt to Equity Conversion and the issue of the Subscription Shares to Marvel Finance Limited is not fair but reasonable to the Non-Associated Shareholders.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (**Company**) will be held at:

Venue:	Level 7, 420 King William Street, ADELAIDE SA 5000
Date:	12th December 2018
Time:	11:00am (Adelaide time)

If you are unable to attend the meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 4 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 11:00am (Adelaide time) on Monday, 10th December 2018.

AGENDA

The agenda for the Meeting is as follows:

1. Opening of meeting;
2. Resolution 1 - Approval of the issue of Subscription Shares to Marvel Finance Limited;
3. Other business; and
4. Close of Meeting.

Resolution 1 - Approval of the issue of Subscription Shares to Marvel Finance Limited

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

"That, for the purposes of Chapter 2E and item 7 of section 611 of the Corporations Act and for all other purposes, Shareholders approve:

(a) *the conversion of AUD8,000,000 (equivalent to USD5,668,000) of the Purchase Price Debt into equity in the Company pursuant to the Debt to Equity Conversion, via the issue of the Subscription Shares at an issue price of USD8.00 per Share to Marvel Finance Limited (a company wholly owned and controlled by Dr Herbert Ying Chiu Lee, a Director of the Company), in partial satisfaction of the total outstanding Purchase Price Debt and otherwise on the terms and conditions set out in the Explanatory Memorandum; and*

(b) *as a consequence, Marvel Finance Limited and its associates, including Dr Herbert Ying Chiu Lee, acquiring a relevant interest in up to 2,201,412 Shares and Voting Power of up to 65.2% as a result of completion of the Debt to Equity Conversion."*

Notes and Voting Exclusion Statements

Notes:

- A detailed summary of Resolution 1 is contained within the Explanatory Memorandum.
- Further details regarding the Debt to Equity Conversion are set out in the accompanying Explanatory Memorandum and Independent Expert's Report which the Directors recommend Shareholders read in full before making any decision in relation to Resolution 1.
- For the purposes of section 611 (item 7) of the Corporations Act, an Independent Expert's Report prepared by Moore Stephens (Vic) Pty Ltd in relation to the Debt to Equity Conversion is enclosed with this Notice of Meeting. Moore Stephens (Vic) Pty Ltd has concluded that, in its opinion, the Debt to Equity Conversion is **not fair but reasonable** to all Non-Associated Shareholders of the Company.
- A copy of this Notice and the Explanatory Memorandum and Independent Expert's Report which accompanies this Notice has been lodged with ASIC in accordance with section 218 of the Corporations Act.

Voting Exclusions:

With respect to the Resolution 1, the Company will disregard any votes cast by Marvel Finance Limited and any associate of Marvel Finance Limited.

However, this does not prevent the casting of a vote on Resolution 1 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, provided that it is not cast on behalf Marvel Finance Limited or any associate of Marvel Finance Limited.

General business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

A copy of this Notice and the Explanatory Memorandum and Independent Expert's Report which accompany this Notice has been lodged with the Australian Securities and Investments Commission (**ASIC**) in accordance with section 218 of the Corporations Act.

Proxies

Please note that:

(a) a Shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint a proxy:

(b) a proxy need not be a member of the Company;

(c) a Shareholder may appoint a body corporate or an individual as its proxy;

(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

Voting Entitlements

The Board has determined that a person's entitlement to vote at the Extraordinary General Meeting will be the entitlement of that person set out in the register of Shareholders as at 11:00am (Adelaide time) on Monday, 10th of December 2018.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the Extraordinary General Meeting.

By order of the board

/S/ Mr. George Yatzis

George Yatzis
Company Secretary

19th November 2018

Explanatory Memorandum

1. Introduction

The following information is provided to Shareholders of the Company in connection with the business to be considered at an Extraordinary General Meeting of Shareholders to be held at Level 7, 420 King William Street, ADELAIDE SA 5000 on Wednesday, 12th December 2018 commencing at 11:00am (Adelaide time).

The Notice of Meeting, which is also enclosed, sets out details of proposals concerning the Resolution 1 to be put to Shareholders.

The Directors recommend Shareholders read the accompanying Notice of Meeting and Independent Expert's Report, together with this Explanatory Memorandum, in full before making any decision in relation to Resolution 1.

Unless otherwise defined, terms used in this Explanatory Memorandum are defined in Section 4.

2. Debt to Equity Conversion

2.1 Background to Debt to Equity Conversion

On 30 September 2015, the Company acquired the entire equity capital interest in Marvel Digital Limited (**MDL**) from Marvel Finance Limited, a company owned and controlled by Dr Herbert Ying Chiu Lee, the Company's Chairman (**MDL Acquisition**).

In accordance with the terms of the MDL Acquisition, the Company agreed to pay Marvel Finance Limited a deferred performance consideration calculated at five times the average annualised consolidated profits of MDL for the two year period from the completion date, less the initial purchase consideration. As at 31 December 2017, the Company recognised the actual deferred performance consideration that is to be paid to Marvel Finance Limited as AUD15,110,749 (**Purchase Price Debt**).

Pursuant to the MDL Acquisition agreement, the Purchase Price Debt was to be paid no later than four months after the second anniversary of the date of the acquisition. Subsequently, in February 2018, Marvel Finance Limited agreed with the Company not to seek payment of the Purchase Price Debt until such time when the Company is in a position to repay the amount, but no earlier than 30 April 2019. Starting from 1 February 2018, the Purchase Price Debt carries interest at an interest rate of 2.5% per annum over the one month Hong Kong Interbank Offer Rate.

Resolution 1 seeks Shareholder approval for the Company to issue 708,500 Subscription Shares to Marvel Finance Limited as consideration for the conversion of AUD8,000,000 (equivalent to USD5,668,000, based on the exchange rate agreed by the Board and Marvel Finance Limited when the parties agreed to undertake the Debt to Equity Conversion (subject to Shareholder approval), and as reflected in the Independent Expert's Report) of the Purchase Price Debt into equity.

Provided that Shareholders pass Resolution 1, Marvel Finance Limited and the Company have also agreed that the remaining Purchase Price Debt be further reduced by an amount of AUD3,427,838 in exchange for the Group assigning certain Group Receivables (being receivables that are owing to the Company or certain of its Subsidiaries, as the case may be) totalling the same amount of AUD3,427,838 to Marvel Finance Limited (**Group Receivables Assignment**).

The Board is of the view that Shareholder approval under Chapter 2E of the Corporations Act is not required with respect to the Group Receivables Assignment, as the Group Receivables Assignment falls within the exception under section 210 of the Corporations Act.

Section 210 of the Corporations Act provides that shareholder approval is not required for a company to give a financial benefit on terms that:

(a) would be reasonable in the circumstances if the public company and the Related Party were dealing at arm's length; or

(b) are on terms that are less favourable to the Related Party than would be given if the parties were dealing at arm's length.

In forming this view, the Board considered that:

(a) the Group Receivables are being assigned to Marvel Finance Limited without discount and at the same carrying book value (i.e. 100 cents in the dollar);

(b) Dr Lee was excluded from the meeting, communications and decision-making process with respect to the Group Receivables Assignment, and a separate Director was appointed to lead and review the negotiation process on behalf of the Company;

(c) there are limited alternative options available to the Company, as there is limited to no market to have third parties acquire the relevant Group Receivables.

The Board believes that the Group Receivables Assignment, together with the Debt to Equity Conversion, will strengthen the Company's balance sheet by reducing the Company's debt while preserving its funds, which funds may instead be allocated towards the Company's operations.

2.2 Independent Expert Report

The Directors of the Company have commissioned the Independent Expert to prepare a report on the question of whether the Debt to Equity Conversion is fair and reasonable to the Shareholders not associated with the proposal. That report accompanies the Notice.

Shareholders are asked to note that that the Independent Expert's Report has been prepared by the Independent Expert and the Company does not accept or assume any responsibility for the accuracy or completeness of the Independent Expert's Report, other than factual information provided by the Company to the Independent Expert for the purposes of the Independent Expert's Report.

The Independent Expert has concluded that the terms of the Debt to Equity Conversion are **not fair but reasonable** to the Non-Associated Shareholders of the Company.

(a) Fairness

ASIC Regulatory Guide "Content of Expert's Reports" (**RG 111**) highlights at RG 111.24 that in certain circumstances an issue of shares by a company otherwise prohibited under section 606 of the Corporations Act may be approved under section 611 (item 7) of the Corporations Act and the effect on the company's shareholding is comparable to a takeover bid. The Debt to Equity Conversion meets the criteria of those circumstances and accordingly compliance with RG 111 thus requires that the Debt to Equity Conversion be analysed as if it were a takeover bid under Chapter 6 of the Corporations Act. RG 111 also states that an offer is fair 'if the offer price or consideration is equal to or greater than the value of the securities subject of the offer'. In the context of the Debt to Equity Conversion, this principle translates to circumstances where the consideration received (the release from net debts owed to Marvel Finance Limited at USD8.00 per share) is greater than the value of the Company Shares given as consideration. RG 111 further provides that the value of

securities should be considered on a "control basis" as if the acquirer was obtaining control of the Company (refer to Section 3.3 of the Independent Expert's Report).

The Independent Expert summarised the financial impact of the Debt to Equity Conversion in Section 3.2 and Table 2 of the Independent Expert's Report. For convenience, the following table largely reflects Table 2 of the Independent Expert's Report:

Summary of Debt to Equity Conversion on Shareholders per share value

	Ref. / note	Market value	DCF Value Low	DCF Value High
Share Value Pre-Debt to Equity Conversion				
Control value share price $AU per share	Table 8 in IER	$ 14.70	$ 5.43	$ 7.30
Control value share price $US per share		$ 10.42	$ 3.85	$ 5.18
Share value Post- Debt to Equity Conversion				
Minority value share price $AU per share	Table 9 in IER	$ 11.56	$ 5.46	$ 6.69
Minority value share price $US per share		$ 8.19	$ 3.87	$ 4.74
Change in value per share post Debt to Equity Conversion				
Share price $AU per share		-$ 3.14	$ 0.02	-$ 0.61
Share price $US per share		-$ 2.22	$ 0.02	-$ 0.44
Issue price per Subscription Share $AU		*$ 11.29*		
Issue price per Subscription Share $US		*$ 8.00*		

The Independent Expert noted in its report that the range of values shown in Table 2 is broad, which reflects the Independent Expert's view of the inherent uncertainty in the prospects of the Company given the lack of commercial operating history at significant scale and manufacturing delays. The Independent Expert noted that its analysis therefore focused upon the pre- and post-Debt to Equity Conversion share prices under each valuation method to a greater extent than the absolute share prices.

As noted by the Independent Expert in its report, Table 2 shows that when considered as a control transaction as required by RG 111, under a Market Value methodology the Debt to Equity Conversion is likely to be dilutive (-21.4%) in the value of Shareholders interests in the Company. The Independent Expert noted that this is because the subscription price per share of USD8.00 is well below the USD10.42 control value in the case of the Market Value methodology and only slightly below the post-Debt to Equity Conversion minority value of USD8.19.

The Independent Expert Report noted that, under the discounted cash flow (**DCF**) methodologies, when considered as a control transaction, the Debt to Equity Conversion is moderately (-8.4%) dilutive at the high value and slightly (+0.4%) accretive at the low value. The Independent Expert noted that these impacts are smaller than for the Market Value method as both DCF control values are significantly lower than the market value or the issue price per Subscription Share under the terms of the Debt to Equity Conversion.

On the balance of the valuation methodologies adopted by the Independent Expert, the Independent Expert is of the opinion that the Debt to Equity Conversion is **NOT fair to the Shareholders**.

(b) Reasonableness: Key Advantages and Disadvantages of Debt to Equity Conversion

The Independent Expert noted a number advantages and disadvantages with respect to the Debt to Equity Conversion (refer to Section 3.4 of the Independent Expert Report), which are largely reflected as follows:

Advantages of the Debt to Equity Conversion	The Independent Expert Report noted that: • The Purchase Price Debt is due for repayment on 30 April 2019, unless the due date is extended by agreement. The Debt to Equity Conversion removes the risk of the Company's inability to pay by the due date and any uncertainty of extension. • The Debt to Equity Conversion will improve the financial position of the Company through the reduction in net debt / increase in net assets. • The improvement in financial position is likely to improve the success of the Company raising additional funds post-Debt to Equity Conversion relative to pre-Debt to Equity Conversion. • Marvel Finance Limited's and Dr. Lee's interests are aligned to those of ordinary Shareholders. • The price paid per Subscription Share of USD8.00 under the terms of the Debt to Equity Conversion is well above the minority spot value per share of USD6.71 (as at 31 October 2018), as the Company's share price has trended lower since the announcement of the Debt to Equity Conversion on 26 September 2018. • The Debt to Equity Conversion does not bring about a change in control.
Disadvantages of the Debt to Equity Conversion	The Independent Expert Report noted that: • The Debt to Equity Conversion is not fair to Company Shareholders. However the Independent Expert stated that "the assessment of not being fair is substantially driven by the lack of a control premium being paid when viewed as a 100% control transaction per ASIC's guidelines" The Independent Expert noted that, in its view, it is contestable as to whether a control premium should be paid given that: o Marvel Finance Limited already controls the Company; and o the Independent Expert's view is that it is reasonable that a debt holder receives compensation in the form of not paying a control premium for the debt conversion given the foregoing of its priority entitlement. • The price paid per Subscription Share of USD8.00 under the terms of the Debt to Equity Conversion is only slightly

(2.3%) below the calculated post-Debt to Equity Conversion minority volume weighted value per share of USD8.19.

- Marvel Finance Limited's increased holding and restricted securities status may further restrict the liquidity of Shares. This in turn reduces the free-float of shares and the quantum of any fund raisings available under the shelf registration prospectus (refer to paragraph **Error! Reference source not found.**(d) of the Independent Expert's Report).

If the Debt to Equity Conversion is NOT approved

The Independent Expert Report noted that:

- The Directors advised that there are no other alternate financing proposals capable of acceptance in the short term (refer to details provided in the body of the Independent Expert's Report).
- Given the lack of alternative offers, the costs likely to be incurred up to the transaction date and beyond during the search for alternate offers and the uncertain outcome beyond the Purchase Price Debt maturity date, are likely to be to the further detriment of net assets or shareholder dilution should the Company require further equity funds.

The Independent Expert noted its opinion that the position of the Shareholders is more advantageous post-Debt to Equity Conversion than pre-Debt to Equity Conversion, and therefore that the Debt to Equity Conversion **is reasonable to the Shareholders**.

Shareholders are urged to read and consider the Independent Expert's Report which accompanies the Notice, prior to making a decision as to how to vote on Resolution 1.

The above is a summary only, for further details of the assessment made by the Independent Expert in determining the fairness and reasonableness of the Debt to Equity Conversion, please refer to the Independent Expert's Report accompanying the Notice.

3. Resolution 1: Approval of the issue of Subscription Shares to Marvel Finance Limited

3.1 Debt to Equity Conversion

Resolution 1 proposes the issue and allotment of a total of 708,500 Subscription Shares to Marvel Finance Limited as consideration for the conversion of AUD8,000,000 (USD5,668,000) of the Purchase Price Debt (being a debt owed by the Company to Marvel Finance Limited) into equity.

Marvel Finance Limited is a Shareholder of the Company and currently holds 1,492,912 Shares, constituting 55.9% of the total Shares of the Company. Marvel Finance Limited is owned and controlled by Dr Lee, the Company's Chairman and a Director.

Resolution 1 seeks approval for the issue of the Subscription Shares to Marvel Finance Limited for the purposes of section 611 (item 7) and Chapter 2E of the Corporations Act.

3.2 **Background to section 611 (item 7) of the Corporations Act**

Section 606 of the Corporations Act prohibits a person from acquiring a relevant interest in issued voting shares in an unlisted company with more than 50 members if the acquisition would result in that person's Voting Power in the company increasing:

(a) from 20% or below to more than 20%; or

(b) from a starting point that is above 20% and below 90%.

However, there are certain specified exceptions to the takeover prohibition contained in the Corporations Act. In particular, under section 611 (item 7) of the Corporations Act, an acquisition will not contravene this prohibition if shareholders approve the acquisition by passing a resolution at a general meeting, where:

(a) no votes were cast in favour of the resolution by the person proposing to make the acquisition or their associates; and

(b) shareholders were given all information known to the acquirer or the company that was material to the decision on how to vote.

3.3 **Shareholder approval for the purposes of section 611 (item 7) of the Corporations Act**

The issue of the Subscription Shares to Marvel Finance Limited pursuant to Resolution 1 will be prohibited by section 606 of the Corporations Act unless a relevant exception applies, as Marvel Finance Limited currently has more than 20%, but less than 90%, of the Voting Power in the Company and will increase its Voting Power in the Company above this starting point.

This Explanatory Memorandum has been prepared to provide sufficient detail for Shareholders of the Company to appropriately consider Resolution 1 and should be read in conjunction with the Independent Expert's Report.

If Shareholders pass Resolution 1, this will have the effect of, amongst other things, Marvel Finance Limited and its associates, including Dr Lee, increasing their relevant interest in the Company from a starting point above 20% of the Company's Voting Power.

For the purposes of section 611 (item 7(b), the Company advises that:

(a) ***Section 611 (item 7(b)(i)): The identity of the person proposing to make the acquisition and their associates***

The Subscription Shares will be issued to Marvel Finance Limited.

Marvel Finance Limited is wholly owned and controlled by the Company's Chairman and Director, Dr Herbert Ying Chiu Lee, who is an associate of Marvel Finance Limited. Dr Lee has a relevant interest in all Shares held by Marvel Finance Limited by virtue of holding all of the issued shares in Marvel Finance Limited.

(b) ***Section 611 (item 7(b)(ii)): The maximum extent of the increase in that person's Voting Power in the company that would result from the acquisition***

The maximum extent of the increase in Marvel Finance Limited's Voting Power in the Company as a result of the issue of the Subscription Shares is set out in Table 1 and Table 2 of Schedule 1, being from 55.9% to 65.2%.

(c) ***Section 611 (item 7(b)(iii)): The Voting Power that the person would have as a result of the acquisition***

As set out above, Marvel Finance Limited could have a maximum Voting Power of up to approximately 65.2% as a result of the issue of the Subscription Shares.

(d) ***Section 611 (items 7(b)(iv) and 7(b)(v)): The maximum extent of the increase in the Voting Power of each of that person's associates that would result from the acquisition and the Voting Power that each of that person's associates would have as a result of the acquisition***

No associates of Marvel Finance Limited hold Shares or a relevant interest in the Company, other than a relevant interest arising from:

(1) the Shares currently held by Marvel Finance Limited; and

(2) the issue of Subscription Shares to Marvel Finance Limited pursuant to the Debt to Equity Conversion.

The maximum extent of the increase in Marvel Finance Limited's associates' (including Dr Lee's) Voting Power in the Company as a result of the issue of the Subscription Shares is approximately from 55.9% to 65.2% (being the same maximum Voting Power as that held by Marvel Finance Limited).

In accordance with ASIC Regulatory Guide 74.25, the Company advises that:

(a) ***Reasons for the proposed acquisition***

The primary purpose for the issue of the Subscription Shares to Marvel Finance Limited is as consideration for the conversion of AUD8,000,000 (USD5,668,000) of the Purchase Price Debt, which is a debt owing by the Company to Marvel Finance Limited, into equity.

The Debt to Equity Conversion will improve the Company's balance sheet by reducing the Company's debt and will preserve the Company's funds.

(b) ***When the proposed acquisition is to occur***

The Subscription Shares are expected to be issued to Marvel Finance Limited within one week of Resolution 1 being passed, but in any event will be issued and allotted to Marvel Finance Limited no later than 21 December 2018.

(c) ***Material terms of the proposed acquisition***

A summary of the material terms of the Debt to Equity Conversion are set out in Schedule 2.

(d) ***Details of any other relevant agreement between the acquirer and the Company that is conditional or depends on members' approval of the proposed acquisition***

Subject to the Shareholders passing Resolution 1, Marvel Finance Limited and the Company have agreed that the Group will assign up to AUD3,427,838 of the Group Receivables to Marvel Finance Limited pursuant to the Group Receivables Assignment, to further reduce the Purchase Price Debt by the same amount, being AUD3,427,838. Refer to section 2.1 for further details regarding the Group Receivables Assignment.

(e) ***Acquirer's intentions regarding the future of the Company if members approve the acquisition***

Marvel Finance Limited has advised the Company that it:

(1) has no current intention to make any significant change to the existing business of the Company;

(2) has no current intention to inject further capital into the Company;

(3) has no current intention to make any significant change with respect to the future employment of the Company's present employees;

(4) other than with respect to the Group Receivables Assignment, there is no current intention for any assets to be transferred between the Company and Marvel Finance Limited or any of its associates (refer to section 2.1 for further details regarding the Group Receivables Assignment); and

(5) has no current intention to redeploy any of the Company's fixed assets.

(f) ***Intention of the acquirer to significantly change the financial or dividend distribution policies of the Company***

Marvel Finance Limited has advised the Company that it has no current intention to change the Company's financial or dividend policies.

(g) ***The interests that any Director has in the proposed acquisition or any relevant agreement disclosed under subsection (d) above***

Dr Lee owns and controls Marvel Finance Limited, and therefore has a material personal interest in:

(1) the Debt to Equity Conversion and the issue of the Subscription Shares; and

(2) the Group Receivables Assignment.

Except as Shareholders in the Company, the Directors of the Company other than Dr Lee do not have an interest in the outcome of the Debt to Equity Conversion or the Group Receivables Assignment.

Details of the Shares and Options of the Directors and their associates as at the date of this Notice are set out in Table 3 of Schedule 1.

(h) ***Details of any person who is intended to become a Director of the Company if members approve the acquisition***

It is not intended that a change in the Board will occur by reason of the proposed issue of the Subscription Shares.

3.4 **Background to Chapter 2E of the Corporations Act**

For a public company, or an entity that the public company controls, to give a financial benefit to a Related Party of the public company, the public company or entity must:

(a) obtain the approval of the public company's members in the manner set out in section 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

A "Related Party" for the purposes of the Corporations Act is defined widely, and includes directors of the public company, and any entities that the directors control.

3.5 **Shareholder approval for the purposes of Chapter 2E of the Corporations Act**

Marvel Finance Limited is owned and controlled by Dr Lee, a Director of the Company, and is therefore a Related Party of the Company. The proposed Resolution 1 (if passed) will confer financial benefits to Marvel Finance Limited.

Accordingly, the Company is seeking Shareholder approval with respect to the Debt to Equity Conversion in accordance with the requirements of Chapter 2E of the Corporations Act. For this reason and for all other purposes the following information is provided to Shareholders.

(a) ***The Related Party to whom the financial benefits are to be given with respect to the Debt to Equity Conversion***

The financial benefit is proposed to be given to Marvel Finance Limited, a company wholly owned and controlled by the Company's Chairman and Director, Dr Herbert Ying Chiu Lee.

(b) ***The nature of the financial benefit to be given***

A total of 708,500 Subscription Shares will be issued to Marvel Finance Limited as consideration for the conversion of AUD8,000,000 (USD5,668,000) of the Purchase Price Debt into equity, at an issue price of USD8.00 per Subscription Share.

The Subscription Shares will be issued on the same terms and conditions as the fully paid ordinary shares of the Company.

The Company will not receive any funds upon the issue of the Subscription Shares as they are being issued in partial satisfaction of the Purchase Price Debt owed by the Company to Marvel Finance Limited.

(c) ***Interest of Directors***

Dr Lee owns and controls Marvel Finance Limited, and therefore has a material personal interest in the outcome of the Debt to Equity Conversion and the issue of the Subscription Shares. For this reason, Dr Herbert Ying Chiu Lee did not vote on any Board resolution with respect to the Debt to Equity Conversion and has been excluded as a Related Party for the purposes of voting on Resolution 1.

Other than Dr Lee, none of the Directors have a personal interest in the outcome of Resolution 1.

Details regarding the current direct Share interests of each of the Directors, together with details of their holding on completion of the Debt to Equity Conversion are set out in Tables 3 and 4 of Schedule 1.

(d) ***Related Party's existing interest***

Details of the Shares held by Marvel Finance Limited are set out in Table 1 of Schedule 1.

(e) ***Valuation***

As set out above, a total of 708,500 Subscription Shares will be issued to Marvel Finance Limited for the conversion of AUD8,000,000 (USD5,668,000) of the Purchase Price Debt, at an issue price of USD8.00 per Subscription Share.

The Board and Marvel Finance Limited agreed to undertake the Debt to Equity Conversion (subject to Shareholder approval) at a time when the Shares were trading on the Nasdaq Stock Market at a price at or around the issue price for the Subscription Shares, being USD8.00 per Share.

The highest and lowest closing market price of the Company's Shares on the Nasdaq Stock Market in the previous twelve months is USD32.11 and USD1.85 respectively. The closing market price of the Shares as at 14 November 2018 is USD6.57.

Refer to Section 10 of the Independent Expert's Report for further details relevant to the valuation of the financial benefit with respect to the Debt to Equity Conversion.

(f) ***Dilutionary Effect***

If the Subscription Shares are issued to Marvel Finance Limited, the dilutionary effect on the current issued capital of the Company will be as shown in Tables 1 and 2 of Schedule 1. The Non-Associated Shareholders will be diluted from approximately 44.1% to 34.8%.

(g) ***Any other information that is reasonably required by Shareholders to make a decision and that is known to the Company or any of its Directors.***

Please refer to the Independent Expert's Report for other information that is relevant to the decision on how to vote on Resolution 1.

Other than as set out in this Explanatory Memorandum and the Independent Expert's Report, the Directors are not aware of any other information that will be reasonably required by Shareholders to make a decision as to whether or not Resolution 1 is in the Company's interests.

3.6 Directors' Recommendation

Dr Lee declines to make a recommendation to Shareholders in relation to Resolution 1 due to his material personal interest in the outcome of Resolution 1 on the basis that Marvel Finance Limited, a related entity of Dr Lee, is to be granted the Subscription Shares in the Company should Resolution 1 be passed.

With the exception of Dr Lee, no other Director has a material personal interest in the outcome of Resolution 1.

Based on the information available, including the information contained in this Explanatory Memorandum and the Independent Expert's Report and the advantages and disadvantages outlined in this Explanatory Memorandum and the Independent Expert's Report, each Director (other than Dr Lee) recommends that Shareholders vote in favour of Resolution 1, for the following reasons:

(a) the issue of the Subscription Shares to Marvel Finance Limited will extinguish the liability of the Company to pay the equivalent of AUD8,000,000 (USD5,668,000) of the Purchase Price Debt, being a debt owing by the Company to Marvel Finance Limited;

(b) the issue of the Subscription Shares is a reasonable and appropriate method to provide cost effective consideration, as the non-cash form of this benefit will allow the

Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of consideration were used to pay that portion of the Purchase Price Debt;

(c) the Debt to Equity Conversion will improve the Company's balance sheet by reducing the Company's debt and preserving the Company's funds;

(d) it is not considered that there are any significant opportunity costs to the Company or benefits foregone by the Company issuing the Subscription Shares to Marvel Finance Limited upon the terms proposed; and

(e) Moore Stephens (Vic) Pty Ltd in the Independent Expert's Report, has concluded that the Debt to Equity Conversion is **not fair but reasonable** to the Non-Associated Shareholders.

In summary, such Directors consider that the rationale for and benefits of the Debt to Equity Conversion outweigh any disadvantages of the Debt to Equity Conversion, and any other reasons why they would consider voting against Resolution 1.

4. Interpretation

The following terms used in the Notice of Meeting and the Explanatory Memorandum are defined as follows:

ASIC means the Australian Securities and Investments Commission.

Board means the board of Directors of the Company from time to time.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the *Corporations Act 2001* (Cth) as amended from time to time.

Debt to Equity Conversion means the issue of the Subscription Shares to Marvel Finance Limited as consideration for the conversion of AUD8,000,000 (the equivalent of USD5,668,000) of the Purchase Price Debt into equity.

Directors means the directors of the Company from time to time.

Dr Lee means Dr Herbert Ying Chiu Lee, the Company's Chairman and Director as at the date of the Notice of Meeting.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Group means the Company and its Subsidiaries, and Group Company means any one of them.

Group Receivables means the receivables owing to the Company or to certain Subsidiaries (as the case may be), as referred to in section 2.1 of this Notice of Meeting.

Group Receivables Assignment has the meaning given in section 2.1 of this Explanatory Memorandum.

Independent Expert means Moore Stephens (Vic) Pty Ltd.

Independent Expert's Report or **IER** means the report prepared by the Independent Expert and dated 31st October 2018 accompanying this Notice.

Marvel Finance Limited means Marvel Finance Limited, a company incorporated in Hong Kong with limited liability and having its registered office at Suite 701 Sui On Centre, 188 Lockhart Road, Wanchai, Hong Kong.

Meeting means the Extraordinary General Meeting of Shareholders to be held on Wednesday, 12th December 2018 as convened by the accompanying Notice of Meeting.

Non-Associated Shareholders means the holders of the Company's Shares whose votes are not to be disregarded on Resolution 1.

Notice of Meeting or **Notice** means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to subscribe for a Share.

Ordinary Resolution means a resolution passed by more than 50% of the votes at a general meeting of Shareholders.

Purchase Price Debt has the meaning given in section 2.1 of this Explanatory Memorandum.

Related Party has the meaning given to that term in section 228 of the Corporations Act.

Resolutions means the resolutions set out in the Notice of Meeting.

securities has the meaning in section 92(1) of the Corporations Act.

Shares means fully paid ordinary shares in the Company from time to time.

Shareholder means a shareholder of the Company.

Subscription Shares means a total of 708,500 Shares to be issued to Marvel Finance Limited at an issue price of USD8.00 per Share.

Subsidiary means a subsidiary of the Company, as defined by section 9 of the Corporations Act.

Voting Power has the meaning given to that term in the Corporations Act.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to George Yatzis (Company Secretary):

Level 7, 420 King William Street, ADELAIDE SA 5000

Telephone: +61 8 7324 6018

Facsimile No: +61 8 8312 0248

Schedule 1 - Issued Capital

Table 1 – Existing Issued Capital

Holder	Shares (Number)	Shares (%)	Options
Marvel Finance Limited	1,492,912	55.9%	Nil
Other Shareholders	1,175,974	44.1%	Nil
Shareholders (total)	2,668,886[1]	100%	Nil[2]

Notes:

[1] *This figure is as at 15 November 2018.*

[2] *This figure is as at 15 November 2018.*

Table 2 – Issued Capital on completion of Debt to Equity Conversion

Holder	Shares (Number)	Shares (%)	Options
Marvel Finance Limited	2,201,412	65.2%	Nil
Other Shareholders	1,175,974	34.8%	Nil
Shareholders (total)	3,377,386[1]	100%	Nil[2]

Notes:

[1] *This figure is based on the numbers as at 15 November 2018 and assumes that the Subscription Shares are issued.*

[2] *This figure is based on the numbers as at 15 November 2018.*

Table 3 – Existing Shares and Options held by Directors and their associates

Director	Shares (Number)	Shares (%)	Options
Dr Herbert Ying Chiu Lee[1]	1,492,912	55.9%	Nil

Notes:

[1] *Marvel Finance Limited is controlled and wholly owned by Dr Herbert Ying Chiu Lee, and is an associate of Dr Herbert Ying Chiu Lee.*

Table 4 – Shares and Options held by Directors and their associates on completion of Debt to Equity Conversion

Director	Shares (Number)	Shares (%)	Options
Dr Herbert Ying Chiu Lee[1]	2,201,412	65.2%	Nil

Notes:

[1] *Marvel Finance Limited is controlled and wholly owned by Dr Herbert Ying Chiu Lee, and is an associate of Dr Herbert Ying Chiu Lee.*

Schedule 2 – Summary of material terms of the Debt to Equity Conversion

Parties	Integrated Media Technology Limited ACN 132 653 948 (**Company**) and Marvel Finance Limited, a company incorporated in Hong Kong with limited liability and having its registered office at Suite 701 Sui On Center, 188 Lockhart Road, Wanchai, Hong Kong (**Marvel Finance Limited**)
Amount of Purchase Price Debt being converted into Shares	AUD8,000,000 (equivalent to USD5,668,0000, based on the exchange rate agreed by the Board and Marvel Finance Limited when the parties agreed to undertake the Debt to Equity Conversion (subject to Shareholder approval)). As the Subscription Shares will be issued in partial satisfaction of the Purchase Price Debt owing by the Company to Marvel Finance Limited, there will be no new funds raised from the issue of the Subscription Shares.
Conversion price (i.e. issue price per Subscription Share)	USD8.00 per Subscription Share.
Subscription Shares to be issued	708,500
Terms of Subscription Shares	The Subscription Shares will rank equally with all Shares on issue at the time of issue. The Subscription Shares will be 'Restricted Securities' within the meaning of Rule 144(3) of the Securities Act 1933 (USA).
Condition precedent	The Debt to Equity Conversion is subject to Shareholders approving the issue of the Subscription Shares at the Meeting.
Timetable	The Subscription Shares are expected to be issued to Marvel Finance Limited within one week of Resolution 1 being passed, but in any event will be issued and allotted to Marvel Finance Limited no later than 21 December 2018.

Integrated Media Technology Limited
ACN 132 653 948

All Correspondence to:

✉	**By Mail**	Integrated Media Technology Limited Level 7, 420 King William Street Adelaide SA 5000 Australia
	By Fax:	+61 8 8312 0248
☎	**By Phone:**	(within Australia) 08 7324 6018 (outside Australia) +61 8 7324 6018

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded **before 11:00am on Monday 10th December 2018.**

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 ENTER SHAREHOLDER DETAILS

Enter you shareholder details as they appear on the share register.
Shareholder details **must be** the Shareholder name and address as they appear on the Company's share register.

STEP 2 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.
If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company secretary registry or you may copy this form.

To appoint a second proxy you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(b) return both forms together in the same envelope.

STEP 3 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company secretary.

STEP 4 SIGN THE FORM

The form **must** be signed as follows:
Individual: This form is to be signed by the Securityholder.
Joint Holding: where the holding is in more than one name, all the Securityholders should sign.
Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

STEP 5 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by **11:00am on Monday 10th December 2018.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged:

By Fax	+ 61 8 8312 0248
✉ **By Mail**	Integrated Media Technology Limited Level 7, 420 King William Street Adelaide SA 5000 Australia
In Person	Level 7, 420 King William Street Adelaide SA 5000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Integrated Media Technology Limited
ACN 132 653 948

PROXY FORM

STEP 1 ENTER SHAREHOLDER DETAILS

Please enter your shareholder details below :

I/We………

(please print Shareholder name as it appears on the company share register)

of………

(please print Shareholder address as it appears on the company share register)

Being a shareholder of **Integrated Media Technology Limited provide the following instructions**.

STEP 2 APPOINT A PROXY

I/We being a member/s of **Integrated Media Technology Limited** (Company) and entitled to attend and vote hereby appoint:

☐ the **Chair of the Meeting (mark box)**

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below

☐

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Extraordinary General Meeting of the Company to be held at **Level 7, 420 King William Street, Adelaide, SA 5000 on Wednesday, 12th December 2018 at 11:00am** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

The Chair of the Meeting will vote all undirected proxies in favour of all Items of business. If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the 'Against' or 'Abstain' box opposite that resolution.

STEP 3 VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		For	Against	Abstain*
Resolution 1	Approval of the issue of Subscription Shares to Marvel Finance Limited (Related Party)	☐	☐	☐

STEP 4 SIGNATURE OF SHAREHOLDERS

This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
☐	☐	☐
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name……………………………………….. Contact Daytime Telephone…………………….......................... Date / / 2018

SPECIAL MEETING OF SHAREHOLDERS OF

INTEGRATED MEDIA TECHNOLOGY LIMITED

December 12, 2018

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00030000000000000000 4 121218

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

	FOR	AGAINST	ABSTAIN
1. RESOLUTION 1 – APPROVAL OF THE ISSUE OF SUBSCRIPTION SHARES TO MARVEL FINANCE LIMITED	☐	☐	☐

"That, for the purposes of Chapter 2E and item 7 of section 611 of the Corporations Act and for all other purposes, Shareholders approve:

(a)the conversion of AUD8,000,000 (equivalent to USD5,668,000) of the Purchase Price Debt into equity in the Company pursuant to the Debt to Equity Conversion, via the issue of the Subscription Shares at an issue price of USD8.00 per Share to Marvel Finance Limited (a company wholly owned and controlled by Dr Herbert Ying Chiu Lee, a Director of the Company), in partial satisfaction of the total outstanding Purchase Price Debt and otherwise on the terms and conditions set out in the Explanatory Memorandum; and

(b) as a consequence, Marvel Finance Limited and its associates, including Dr Herbert Ying Chiu Lee, acquiring a relevant interest in up to 2,201,412 Shares and Voting Power of up to 65.2% as a result of completion of the Debt to Equity Conversion."

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

INTEGRATED MEDIA TECHNOLOGY LIMITED

Proxy for Special Meeting of Shareholders on December 12, 2018

Solicited on Behalf of the Board of Directors

APPOINT A PROXY

The Chairman of the Meeting (mark box) ☐

OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy____________________

FAILING THE PERSON OR BODY CORPORATE NAMED, OR IF NO PERSON OR BODY CORPORATE IS NAMED, THE CHAIRMAN OF THE MEETING, AS MY/OUR PROXY TO ACT ON MY/OUR BEHALF (INCLUDING TO VOTE IN ACCORDANCE WITH THE FOLLOWING DIRECTIONS OR, IF NO DIRECTIONS HAVE BEEN GIVEN AND TO THE EXTENT PERMITTED BY THE LAW, AS THE PROXY SEES FIT) AT THE SPECIAL MEETING OF SHAREHOLDERS OF INTEGRATED MEDIA TECHNOLOGY LIMITED, TO BE HELD ON DECEMBER 12, 2018 AT LEVEL 7, 420 KING WILLIAM STREET, ADELAIDE, AUSTRALIA, (THE MEETING) AND AT ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

(Continued and to be signed on the reverse side.)


MOORE STEPHENS

www.moorestephens.com.au

Serious about Success®

INTEGRATED MEDIA TECHNOLOGY LIMITED
ISSUES OF SHARES TO RELATED PARTY IN A DEBT TO EQUITY CONVERSION

Independent Expert's Report

Pursuant to Section 611 and Chapter 2E of the Corporations Act

31 October 2018

INDEX

MOORE STEPHENS

Moore Stephens (Vic) Pty Ltd

Level 18, 530 Collins Street
Melbourne Victoria 3000
+61 (0)3 9608 0100

Level 1, 219 Ryrie Street
Geelong Victoria 3220
+61 (0)3 5215 6800

victoria@moorestephens.com.au

www.moorestephens.com.au

31 October 2018

The Directors
Integrated Media Technology Limited
Level 7
420 King William Street
ADELAIDE SA 5000

Dear Sirs,

INDEPENDENT EXPERT'S REPORT
ISSUE OF SHARES REQUIRING SHAREHOLDER APPROVAL UNDER S611 AND CHAPTER 2E OF THE CORPORATIONS ACT

As Directors of Integrated Media Technology Limited (**IMTE**, or **Company**) you have requested Moore Stephens (Vic) Pty Ltd (**Moore Stephens**) to prepare an Independent Expert's Report (**Report**) in relation to a proposed issue of 708,500 IMTE shares at $US 8.0 per share to Marvel Finance Limited (**MFL**) in exchange for debts owed to MFL.

The Proposal (as described in Section 1.2 below) will be presented to IMTE Shareholders for approval at an Extraordinary General Meeting to be held on or about 12 December 2018 (**EGM**).

You have requested Moore Stephens to provide an opinion on whether the issue of shares to the MFL, the subject of Resolution 1 in the Notice of Meeting (**NOM**), is fair and reasonable to the non-associated shareholders of the Company (**IMTE Shareholders**).

Unless otherwise specified, all dollar amounts in the Report are in Australian Dollars ($AU) and all terms have the same meaning as in the NOM.

1. INTRODUCTION

1.1 Background

1. IMTE is an Australian registered public company, that is engaged in the investment, development and commercialisation of glasses-free 3D visual display technology (also known as autostereoscopic 3D (**ASD**)). Through its subsidiary, Marvel Digital Limited (**MDL**), IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video walls and 3D conversion equipment and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd (**GOXD**), offers consumer products such as glasses-free 3D digital photo frames, smartphone, tablet and TV displays. IMTE's management is headquartered in Hong Kong with regional offices in Australia and China.

2. For the year ended 31 December 2017 revenue was $AU 5.8 million, NPAT was $AU 1.5m (including fair value adjustments) and net assets were $AU 15.4 million (including intangible assets). Amounts due to MFL, the ultimate holding company, were $AU 15.3 million. This has decreased to $AU 12.1 million as at 31 July 2018. The amounts owing to MFL arose as contingent consideration for the acquisition of MDL by IMTE from MFL during 2015, due for repayment not before 30 April 2019.

3. Initially listed on the Australian Securities Exchange during 2013, in August 2017 the Company dual-listed its shares on the US based NASDAQ securities market, (ticker: **IMTE**). The Company then de-listed its shares from the ASX in June 2018. The current share price is $US 6.71[1] giving the company a market capitalisation of $AU 26.1 million.

4. On 3 September 2018 the Directors of IMTE received a letter from MFL offering that the MFL debt (net of certain receivables) would be partially converted to equity (**Debt Conversion**) through the issue of ordinary shares in IMTE (**Shares**).

5. The draft share subscription agreement dated 13 October 2018 provided to Moore Stephens describes the issue of Shares as:

   a) MFL agrees to subscribe for the Shares and the Company agrees to issue 708,500 ordinary Shares at the Subscription Price of $US 8.00 per share, being $USD5.7 million or $AUD8.0 million.

   b) The price "*...is payable in full on completion only by offset of amounts owed by the Company to MFL....*" We have been further advised the net amount of certain other related party receivables and payables of $AUD3.5 million would also be netted or contributed against the total debt owed to MFL of $AU 12.1 million ($AU 8.6 million net). Accordingly, there is expected to remain a residual payable to MFL of $AU 0.6 million following completion of the net Debt Conversion;

   c) The Proposal is subject to shareholder approval as a condition precedent;

   d) The issued Shares will be "restricted securities" in accordance with the US Securities and Exchange Commission (**SEC**) and may not be resold publicly until certain holding period requirements are met.

   The Company has confirmed it is authorised to undertake the Debt Conversion under the rules of the NSADAQ and the SEC.

6. On 9 October 2018 the Company lodged Form F-3 Registration Statement for a Prospectus under the "shelf" registration process. Our analysis is that under this process the Company is authorised to raise of up to $US 3.0 million over a 12 month period under the Prospectus. The Company stated to Moore Stephens that at the time of our Report there are no firm discussions or offers capable of acceptance in respect of a capital raising under the Prospectus. The terms of the Proposal are not contingent upon a further capital raising and therefore in our view does not form part of the Proposal.

7. Therefore, we consider that issue of the Shares and the Debt Conversion of net debts to MFL are for the purposes of our Independent Expert Report referred to as the **Proposal**.

1.2 Debt conversion

8. The following Table shows the shares on issue and the potential dilution of equity interest to IMTE Shareholders before and after the Debt Conversion.

Table 1: Potential IMTE shareholding following Debt Conversion of $AU 8.0 million

	Current		Post Debt Conversion	
Non-associated IMTE Shareholders	1,175,974	44.1%	1,175,974	34.8%
MFL / Dr. Herbert Ying Chiu Lee (Director and CEO)	1,492,912	55.9%	2,201,412	65.2%
Total Shares	**2,668,886**	**100.0%**	**3,377,386**	**100.0%**

Source: IMTE

[1] 31 October 2018

9. Table 1 shows that IMTE Shareholders, who the Company believes are not associates of MFL for the purposes of the Act (see below), will be diluted from 44.1% to 34.8% if 708,500 Shares are issued for the Debt Conversion, following approval of the resolution.

10. A copy of Resolution 1 included in the NOM for which shareholder approval is sought is set out below:

"That, for the purposes of Chapter 2E and item 7 of section 611 of the Corporations Act and for all other purposes, Shareholders approve:

a) the conversion of $AU 8,000,000 (equivalent to $US 5,668,000) of the Purchase Price Debt into equity in the Company pursuant to the Debt to Equity Conversion, via the issue of the Subscription Shares at an issue price of $US 8.00 per Share to Marvel Finance Limited (a company wholly owned and controlled by Dr. Herbert Ying Chiu Lee, a Director of the Company), in partial satisfaction of the total outstanding Purchase Price Debt and otherwise on the terms and conditions set out in the Explanatory Memorandum; and

b) as a consequence, Marvel Finance Limited and its associates, including Dr. Herbert Ying Chiu Lee, acquiring a relevant interest in up to 2,201,412 Shares and Voting Power of up to 65.2% as a result of completion of the Debt to Equity Conversion.".

Full details on the Resolution are set out in the Notice of Meeting and Explanatory Memorandum.

11. All elements of Resolution 1 are the subject of our opinion and Report.

2. PURPOSE AND SCOPE OF THIS REPORT

12. IMTE is a public company incorporated in Australia and accordingly is subject to the Chapter 6 Takeover provisions of the *Corporations Act 2011* (the **Act**). The Shares issued to the MFL as part of the Debt Conversion will be fully paid ordinary shares in the Company and are considered "voting shares" for the purposes of the Act.

13. Section 606(1) of the Act prohibits the acquisition by a person of more than a 20% relevant interest in voting shares of a company. Where the person already has a 20% or more interest prior to the transaction, there is a prohibition to acquire any further interests. Item 7 of Section 611 of the Act does however provide an exception to the prohibition if shareholder approval for the issue of the securities is given.

14. As set out in Table 1 above following completion of the Proposal, MFL will increase its relevant interest from 55.9% to 65.2% if the Proposal proceeds.

15. In addition, Chapter 2E of the Act requires a public company to obtain shareholder approval when the company provides a financial benefit to a related party. However, under the Act a financial benefit is deemed to not have been provided when the terms of the transaction are "no worse than on an arm's length basis". Given that MFL is controlled by IMTE'S Executive Chairman and CEO, Dr. Herbert Ying Chiu Lee, the Proposal is one with a related party and therefore may require shareholder approval pursuant to Chapter 2E. An analysis of the Proposal under Chapter 6 of the Act will ordinarily also meet the requirements of Chapter 2E.

16. In accordance with the requirements of Item 7 of Section 611, Chapter 2E and the provisions of ASIC Regulatory Guides, the Directors of IMTE have engaged Moore Stephens to prepare an Independent Expert's Report for IMTE Shareholders in relation to the Proposal. The Report will accompany the Notice of Meeting to be sent to shareholders. The scope of the Report is to consider if the Proposal, the subject of Resolution 1 is fair and reasonable to IMTE Shareholders.

3. EXECUTIVE SUMMARY OPINION

3.1 General

17. Our report has been prepared having regard to ASIC Regulatory Guide 74 "*Acquisitions Approved by Members*" (**RG 74**), Regulatory Guide 111 "Content of Expert's Reports" (**RG 111**), and Regulatory Guide 112 "*Independence of Experts*" (**RG 112**).

18. In forming our view of the Proposal we have had regard to the current value of IMTE Shares, and the financial impact (i.e. "Fairness" / quantitative assessment) and other qualitative aspects (i.e. "Reasonableness") of the Proposal for IMTE Shareholders.

19. In respect of our "Fairness" assessment, this assignment is also a Valuation Engagement as defined by Accounting Professional & Ethical Standards Board professional standard *APES 225 'Valuation Services'* (**APES 225**).

20. We have considered the terms of the Proposal as outlined in the Notice of Meeting and in this Report and as a result of our review and considering all the factors we are of the opinion that the Proposal is **NOT fair but reasonable** to IMTE Shareholders.

3.2 Fairness (quantitative assessment)

21. RG 111.24 highlights that in certain circumstances an issue of shares by a company otherwise prohibited under s606 may be approved under item 7 of s611 and the effect on the company's shareholding is comparable to a takeover bid. The Proposal meets the criteria of those circumstances and accordingly compliance with RG 111 thus requires that the Proposal be analysed as if it were a takeover bid under Chapter 6 of the Act. RG 111 also states that an offer is fair *'if the offer price or consideration is equal to or greater than the value of the securities subject of the offer'*. In the context of the Proposal this principle translates to circumstances where the consideration received (the release from net debts owed to MFL at $US 8.00 per share) is greater than the value of the IMTE shares given as consideration. RG 111 further provides that the value of securities should be considered on a "control basis" as if the acquirer was obtaining control of the Company (refer **Section 3.3**).

22. The financial impact of the Proposal to IMTE Shareholders, based on the assessed value of IMTE shares held by them using the adopted valuation methodologies and basis, is summarised in the Table 2 below.

Table 2: Summary of Proposal on IMTE Shareholders per share value

	Ref. / note		Market value		DCF Value Low		DCF Value High
Share Value Pre-Proposal							
Control value share price $AU per share	Table 8	$	14.70	$	5.43	$	7.30
Control value share price $US per share		$	10.42	$	3.85	$	5.18
Share value Post-Proposal							
Minority value share price $AU per share	Table 9	$	11.56	$	5.46	$	6.69
Minority value share price $US per share		$	8.19	$	3.87	$	4.74
Change in value per share post proposal							
Share price $AU per share		-$	3.14	$	0.02	-$	0.61
Share price $US per share		-$	2.22	$	0.02	-$	0.44
Subscription Agreement price $AU		*$*	*11.29*				
Subscription Agreement price $US		*$*	*8.00*				

23. The range of values shown in Table 2 is broad which reflects our view of the inherent uncertainty in the prospects of the Company given the lack of commercial operating history at significant scale and manufacturing delays. In our analysis we have therefore focused upon the Pre and Post-Proposal share prices under each valuation method to a greater extent than the absolute share prices.

24. Table 2 shows that when considered as a control transaction as required by ASIC guidelines RG 111, under a Market Value methodology the Proposal is likely to be dilutive (-21.4%) in the value of IMTE Shareholders interests in the Company. This is because the subscription price per share of $US 8.00 is well below the $US 10.42 control value in the case of the Market Value methodology and only slightly below the Post-Proposal minority value of $US 8.19.

25. Under the DCF methodologies, when considered as a control transaction, the Proposal is moderately (-8.4%) dilutive at the high value and slightly (+0.4%) accretive at the low value. These impacts are smaller than for the Market value method as both DCF control values are significantly lower than the market value or the Subscription Agreement price under the Proposal.

26. On the balance of the valuation methodologies adopted we are more persuaded by the downside values than the small upside value. Therefore we are of the opinion that the Proposal is **NOT fair to IMTE Shareholders**.

3.3 Control premium

27. RG 111.11 suggests that when assessing the value of a company's shares for the purposes of approval under Item 7 of s611 the expert should consider a premium for control. An acquirer could be expected to pay a premium for control due to the advantages they will receive should they obtain 100% control of another company.

28. If the Proposal is approved and completed, MFL will increase its relevant interest in IMTE from 55.9% to 65.2% if the Proposal proceeds. Whilst MFL likely already has control and will not be obtaining 100% of IMTE, RG 111 states that the expert should calculate the value of a target's shares as if 100% control were being obtained.

29. In accordance with RG111, in forming our view of the value of IMTE shares Pre-Proposal we have adopted a control based valuation. We have then compared this with the minority value of IMTE Shares if the Proposal is approved. In this manner the dilutive or positive impact of the Proposal on the fair value of IMTE Shares held by IMTE Shareholders is readily demonstrated. As noted above the Proposal is more likely to be dilutive and thus IMTE Shareholders are not likely to be receiving a premium for loss of control of IMTE.

3.4 Other qualitative factors of the proposal

30. In assessing if the advantages of the Proposal outweigh the disadvantages we have had regard to the following:

Advantages of the Proposal

- The MFL debt is due for repayment on 30 April 2019, unless the due date is extended by agreement. The Proposal removes the risk of the Company's inability to pay by the due date and any uncertainty of extension.
- The Proposal will improve the financial position of IMTE through the reduction in net debt / increase in net assets.
- The improvement in financial position is likely to improve the success of IMTE raising additional funds Post-Proposal relative to Pre-Proposal.
- MFL's and Dr. Herbert Ying Chiu Lee's interests are aligned to those of ordinary shareholders.

- The price paid per share of $US 8.00 under the terms of the debt conversion is well above the current (31 October 2018) minority spot value per share of $US 6.71 as IMTE's share price has trended lower since the announcement[2] of the Proposal on 26 September 2018.
- The Proposal does not bring about a change in control.

Disadvantages of the Proposal

- The Proposal is not fair to IMTE Shareholders. However the assessment of not being fair is substantially driven by the lack of a control premium being paid when viewed as a 100% control transaction per ASIC's guidelines. In our view it is contestable as to whether a control premium should be paid given that:
  - MFL already controls IMTE; and
  - It is reasonable in our view that a debt holder receives compensation in the form of not paying a control premium for the debt conversion given the foregoing of its priority entitlement.
- The price paid per share of $US 8.00 under the terms of the debt conversion is only slightly (2.3%) below the calculated Post-Proposal minority volume weighted value per share of $US 8.19.
- MFL's increased holding and restricted securities status may further restrict the liquidity of Shares. This in turn reduces the free-float of shares and the quantum of any fund raisings available under the shelf registration prospectus, (refer paragraph 5 d).

If the Proposal is NOT approved

- The Directors have advised us that there are no other alternate financing proposals capable of acceptance in the short term, (details provided in the body of our report).
- Given the lack of alternative offers, the costs likely to be incurred up to the transaction date and beyond during the search for alternate offers and the uncertain outcome beyond the Debt maturity date, are likely to be to the further detriment of net assets or shareholder dilution should IMTE require further equity funds.

31. In our opinion the position of IMTE Shareholders is more advantageous post-Proposal than pre Proposal, and therefore the Proposal is **reasonable** to IMTE Shareholders.

3.5 Summary of opinion

32. On balance of all the matters considered we are of the view that the Proposal is **NOT fair but reasonable** to IMTE Shareholders.

[2] On 26 September 2018 IMTE released the Half-year financial report which at Note 6 stated that the Company had received a letter from MFL regarding its intention for settlement of the whole payable to MFL by shares of the Company, but with no further specific details given.

4. GENERAL DISCLOSURES AND LIMITATIONS

Changes in market conditions

33. Our analysis and conclusions are based on market conditions existing at the date of this Report. A limitation of our conclusion is that market conditions may change between the date of this Report and when the various aspects of the transaction are concluded.

Individual shareholder circumstances

34. Acceptance or rejection of the Proposal is a matter for individual shareholders based upon their own views of value, risk, and portfolio strategy. IMTE Shareholders who are in doubt as to the action that they should take in relation to the Proposal should consult their professional advisor.

Entirety of Report

35. This summary opinion should be read in conjunction with and not independent of the remainder of this Report.

36. The Report should also be read in conjunction with the Notice of Meeting to which this Report is attached. Terms in this Report are, unless otherwise noted, consistent with terms and description referred in the Notice of Meeting.

Yours faithfully
Moore Stephens (Vic) Pty Ltd
Holder of Australian Financial Services License No.247362

/s/ Gary Graco

GARY GRACO
Director & Authorised Representative

/s/ Colin Prasad

COLIN PRASAD
Associate Director

5. DISCLOSURES AND LIMITATIONS

37. This Report has been prepared at the request of the directors of IMTE for the purposes of assisting Shareholders in their evaluation of the Proposal.

38. The Report is not intended to serve any other purpose and should not be relied upon by any other person for any other purpose. In preparing this Report, Moore Stephens has relied upon financial and other information provided by IMTE. Furthermore, we have relied upon the representations and opinions of the management of IMTE.

39. We believe that (unless stated otherwise) the information provided was reliable, complete and not misleading and there is no reason to believe that any material facts have been withheld. However, we have not conducted any separate due diligence or audit investigations to assess the correctness or completeness of this information. Information, judgements and representations have been evaluated through analysis, enquiry and review to the extent practicable. However, it must be appreciated that such information is not always capable of external verification or validation.

40. Acceptance or rejection of the Proposal is a matter for individual shareholders based upon their own views of value, risk, and liquidity preference and portfolio strategy. IMTE Shareholders who are in doubt as to the action that they should take in relation to the Proposal should consult their professional advisor.

41. The opinion of Moore Stephens is based on economic market and other conditions prevailing on the date of this Report. Such conditions can change significantly over a relatively short period of time.

6. REGULATORY FRAMEWORK

6.1 Corporations Act – Takeover provisions

42. Section 606(1) of the Act prohibits the acquisition of a relevant interest in the voting shares of a company where (a) a person's voting power increases from below 20% to more than 20%; or (b) from a starting point above 20% and below 90%. The interest of "associates" is aggregated for these purposes. Acquisition can be by way of transfer from other shareholders (purchase) or by way of issue of new securities (subscription). Item 7 in the Exemptions Table of Section 611 of the Act provides an exemption to the Section 606 prohibition if the acquisition is approved by a majority of shareholders at general meeting and no votes are cast by the persons to whom shares are to be issued to or their associates.

43. Under the terms of the Proposal, MFL will increase its relevant interest in IMTE from 55.9% to 65.2% if the Proposal proceeds.

44. In addition, Chapter 2E of the Act requires a public company to obtain shareholder approval when the company provides a financial benefit to a related party. However, under the Act a financial benefit is deemed to not have been provided when the terms of the transaction are "no worse than on an arm's length basis". Given that MFL is controlled by IMTE'S Executive Chairman and CEO, Dr. Herbert Ying Chiu Lee, the Proposal is one with a related party and therefore may require shareholder approval pursuant to Chapter 2E. An analysis of the Proposal under Chapter 6 of the Act will ordinarily also meet the requirements of Chapter 2E.

45. To implement the Proposal as planned, the directors are seeking approval of Shareholders for the Proposal and thus exempt the MFL from the requirement to make a full takeover offer to IMTE Shareholders pursuant to Chapter 6 Item 7 of Section 611 of the Act.

46. In accordance with the provisions of ASIC Regulatory Guides, the Directors of IMTE have engaged Moore Stephens to prepare an Independent Expert's Report for IMTE Shareholders in relation to the Proposal. This satisfies the obligation under RG 74.12 to supply shareholders with "enough information to make an

informed decision on the merits of the Proposal". The Report will accompany the Notice of Meeting to be sent to Shareholders. The scope of the Report is to consider if the Proposal, the subject of Resolution 1, is fair and reasonable to IMTE Shareholders.

6.2 Guidelines issued by ASIC on acquisitions agreed to by shareholders

47. ASIC has issued Regulatory Guides 111 – *Content of Experts Reports* ("RG111") and Regulatory Guide 112 – *Independence of Experts* ("RG112"). We highlight the following from RG111 that are pertinent to this Report.

RG111.5 *In deciding on the appropriate form of analysis for a report, an expert should bear in mind that the main purpose of the report is to adequately deal with the concerns that could reasonably be anticipated of those persons affected by the proposed transaction. An expert should focus on the purpose and outcome of the transaction, that is, the substance of the transaction, rather than the legal mechanism used to effect the transaction.*

48. RG111 does not prescribe the form of analysis relevant to matters subject to acquisitions approved by security holders under item 7 of s611 however practice has commonly adopted the 'fair and reasonable' proposition as an appropriate form of analysis. RG111 sets out the principles of fair and reasonable in the context of a Chapter 6 control transaction.

RG111.10 *It has long been accepted in Australian mergers and acquisitions practice that the words 'fair and reasonable' in s640 establish two distinct criteria for an expert analysing a control transaction:*

(a) is the offer 'fair'; and

(b) *is it 'reasonable'?*

RG111.11 *Under this convention, an offer is 'fair' if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer. This comparison should be made:*

(a) *assuming a knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm's length; and*

(b) *<u>assuming 100% ownership of the 'target'</u> and irrespective of whether the consideration is scrip or cash. The expert should not consider the percentage holding of the 'bidder' or its associates in the target when making this comparison. For example, in valuing securities in the target entity it is inappropriate to apply a discount on the basis that the shares being acquired represent a minority or 'portfolio' parcel of shares.*

RG111.12 *An offer is 'reasonable' if it is fair. It might also be 'reasonable' if, despite being 'not fair', the expert believes that there are sufficient reasons for security holders to accept the offer in the absence of any higher bid before the close of the offer.*

49. We have necessarily considered the ASIC guidance in our analysis. The methodology that we have used to form an opinion as to whether the Proposal is fair and reasonable, is summarised as:

- Fairness – This assessment of value of the securities subject of the offer (i.e. IMTE Shares) is made assuming a knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm's length. We have also considered the value of IMTE Shares Pre-Proposal on a control basis and compared this to the value of IMTE Shares Post-Proposal on a minority basis. In this manner the dilutive or positive impact of the Proposal can be demonstrated. This assessment will identify if IMTE Shareholders are receiving a premium for control, given that MFL obtains a controlling interest in IMTE.

- Reasonableness – we have analysed other significant factors, which shareholders should consider prior to accepting or rejecting the Proposal, including the advantages and disadvantages of the Proposal and the alternatives available if the Proposal is not approved.

6.3 Guidelines issued by ASIC on prospective financial information in expert reports

50. In preparing our Report we have also considered ASIC guidelines on the disclosure of prospective financial information in expert reports and valuations.

51. These guidelines state *inter-alia* that:

RG 111.78 *An expert should usually give a range of values. The value of securities is typically subject to uncertainty and volatility. Placing a precise dollar value on them is likely to imply a misleading accuracy to a valuation.*

RG 111.79 *Nevertheless, the range of values should be as narrow as possible. If an expert cannot give a narrow range because of uncertainty (e.g. start-up companies), the expert should prominently explain in its report what factors create this uncertainty and how the expert is able to justify its findings despite the uncertainty. In our view, a broad range of values undermines the usefulness of the report.*

RG 111.95 *An expert should not include prospective financial information (including forecasts and projections) or any other statements or assumptions about future matters (together, 'forward-looking information') in its report unless there is a reasonable basis for the forward-looking information. Otherwise the opinion will be misleading under s670A(2) of the Corporations Act or s12DA of the ASIC Act.*

RG 111.97 *RG 170 gives detailed guidance on what we (ASIC) considers is a reasonable basis for stating prospective financial information. While RG 170 is expressed to apply to fundraising documents under Ch. 6D and 7, it provides useful guidance for inclusion of prospective financial information in expert reports.*

RG 111.98 *However, we recognise that using discounted cash flow (DCF) methodology will involve the use of forward-looking information and assumptions over a longer period than the two year period in RG 170: see RG 170.18 and RG 170.29. As long as the focus of the disclosure in the expert report is on the valuation rather than the forward-looking information that supports it, the expert does not need to commission an independent accountant report for the DCF methodology: see RG 170.18(c). However, the expert should undertake a critical analysis of the forward-looking information used in applying the DCF methodology to ensure it is based on reasonable grounds.*

RG 170.18 *We consider that prospective financial information based on hypothetical assumptions (rather than reasonable grounds) is likely to be misleading and provide little information value to investors. In our view, prospective financial information without reasonable grounds is not material to investors, nor would an investor reasonably require it or reasonably expect to find it in a disclosure document or PDS.*

6.4 Guidelines on valuation engagements

52. This report has also been undertaken in accordance with the requirements set out in Accounting Professional and Ethical Standards Board professional standard 225 "*Valuation Services*" (**APES 225**).

53. A valuation engagement is defined by APES 225 as "*Engagement or Assignment to perform a Valuation and provide a Valuation Report where the Member is free to employ the Valuation Approaches, Valuation Methods, and Valuation Procedures that a reasonable and informed third party would perform taking into*

consideration all the specific facts and circumstances of the Engagement or Assignment available to the Member at that time".

7. PROFILE OF IMTE

7.1 Company overview

54. IMTE is an Australian registered public company, that is engaged in the investment, development and commercialisation of glasses-free 3D visual display ASD technology. Through its subsidiary, MDL, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video walls and 3D conversion equipment and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD, offers consumer products such as glasses-free 3D digital photo frames, smartphone, tablet and TV displays. IMTE's management is headquartered in Hong Kong with regional offices in Australia and China.

55. Significant milestones in the Company's development includes:

a) 8 August 2008 - Established in Australia as China Integrated Media Corporation;

b) 9 February 2013 – The Company listed on the Australian Securities Exchange (**ASX**) and raised $3.5 million;

c) 30 September 2015 – The Company completed the 100% acquisition of MDL, a technology company principally engaged in the development of autostereoscopic 3D displays. The consideration paid to MFL was $5.2 million (being the net asset value of MDL) through the issue of 26 million IMTE shares at $AU 0.20 per share. A variable deferred consideration / performance fee was also payable based upon 5.0x average annualised profit of MDL for the two years post acquisition, less the initial purchase consideration. This was subsequently converted to a fixed sum and recorded as a debt (see Sections 7.3 and 7.4 below). Dr. Herbert Ying Chiu Lee become the ultimate controlling shareholder of IMTE though his interests in MFL as well as Executive Chairman and CEO of IMTE;

d) 9 October 2016 – The Company changed its name to Integrated Media Technology (IMTE) and moves the headquarters to Wanchai, Hong Kong;

e) 9 July 2017 – MDL sets up GOXD Technology Limited (**GOXD**) as a wholly owned subsidiary for the sales and distribution of 2D/3D glasses-free 4k digital photo frames. Product is released on 22 July 2017;

f) 3 August 2017 – IMTE shares are listed on NASDAQ;

g) 12 January 2018 – a convertible bond issue of $HK23 million (equivalent to ~$AUD2.9 million) in MDL to an independent investor.

h) 24 May 18 – IMTE announced its subsidiary MDL would issue shares 15,790 (~5%) for ~$AU 2.7 million to be received over coming months from an independent investor (subsequently announced was received 6 August 2018). Following this, IMTE owns 95% of MDL;

i) 15 June 18 – IMTE shares cease trading on the ASX;

j) 20-31 July 18 – IMTE announced that its indirect subsidiary GOXD received ~$AU 5.4 million ($US 4.0 million) for 20% of its equity from AiHoldings Corporation (**AiHD**), a company listed on the Tokyo Stock Exchange (TSE:3076). It was subsequently announced on 20 August 2018 that GOXD has entered into a distribution agreement with AiHD which grants AiHD the right as exclusive partner in Japan initially through to 31 December 2019, unless extended. In addition to AiHD's investment in GOXD and the distribution agreement, AiHD has agreed to spend no less than $US 1.0 million for marketing and

customer care, call centre and other functions as required, under the GOXD brand, by the end of 2019 in Japan. Following this, IMTE has a 76%[3] interest in GOXD.

k) 8 August 2018 – MDL, a subsidiary of IMTE, appointed Upper House Limited, a Hong Kong based investor relations firm. The Services to be provided to MDL will be for conducting market research on the glasses-free 3D industry and providing investor relations services and materials. IMTE issued Upper House Limited 25,275 IMTE Shares at a then value / cost of ~$AU 0.5 million (based upon $US 14.45 per share).

l) September – October 2018 – IMTE announces its 30 June 18 half year results, the intention to seek acquisitions, a "shelf" registration filing of a Prospectus (see below) and the appointment of Mr George Yatzis[4] as interim CFO.

(*Source: IMTE and S&PCapIQ*)

56. On 9 October 2018 the Company lodged Form F-3 Registration Statement for a Prospectus under the "shelf" registration process. Our analysis is that under this process the Company is authorised to raise of up to $US 3.0 million over a 12 month period under the Prospectus. The Company stated to Moore Stephens that at the time of our Report there are no firm discussions or offers capable of acceptance in respect of a capital raising under the Prospectus. The terms of the Proposal are not contingent upon a further capital raising and therefore in our view does not form part of the Proposal.

7.2 Share capital

57. IMTE currently has 2,668,886 ordinary shares on issue held by a total of 345 registered shareholders. Table 3 below sets out the top 10 shareholders as at 15 October 2018:

Table 3: Top 10 shareholders

Rank	Name	Number of Shares	Equity interest %
1	MFL / Dr. Herbert Ying Chiu Lee (Director and CEO)	1,492,912	55.94%
2	Cede & Co (Fast Account)[5]	258,660	9.69%
3	Silver View Finance Limited	131,752	4.94%
4	Silver Bloom Properties Limited	127,125	4.76%
5	Grace Time International Holdings Limited	126,667	4.75%
6	IPR Limited	120,000	4.50%
7	Foreland Global Limited	83,334	3.12%
8	Bellcom Enterprises Limited	50,000	1.87%
9	Edwin Ying Yuen Lee[6]	40,000	1.50%
10	Upper house Limited	25,275	0.95%
	Total Top 10 Shareholders	**2,455,725**	**92.01%**
	Other	213,161	7.99%
	Total Shares on Issue	**2,668,886**	**100.00%**

Source: IMTE & S&PCapIQ

[3] GOXD is owned by MDL, therefore 95% x 80% = 76%.
[4] Mr Yatzis is also a Partner at global accounting group BDO Adelaide, Australia and has previously been assisting the Company.
[5] Held on behalf of underlying investors under clearing house arrangements. The Company is unable to provide the identity of the underlying investors.
[6] The Company stated that Mr Edwin Ting Yuen Lee is not an associate of Dr. Herbert Ying Chiu Lee.

58. Table 3 shows the top 10 shareholders of IMTE accounting for 92.0% of total issued capital, with the largest shareholder MFL 55.9% of issued capital. MFL is an entity controlled by Dr. Herbert Ying Chiu Lee who is also an Executive Director, Chairman and CEO of IMTE. IMTE has stated to Moore Stephens that none of the other shareholders are considered "associates" of the Company or MFL for the purposes of the Act in respect of the Proposal.

59. The Company has stated that there are no options or rights outstanding over issued ordinary shares. A convertible bond exists which is discussed at paragraph 63 (f) below.

7.3 Financial performance

60. A summary of IMTE's consolidated operating results derived from the financial statements for the periods shown in Table 4 below are as follows. The audited financial statements for the year ending 31 December 2017 were audited by Moore Stephens Audit (Vic) who issued an unqualified opinion thereon dated 31 March 2018. The financial information shown for the 6 months to 30 June 2018 (reported to NASDAQ) and 7 months to 31 July 2018 were prepared by the Company and are unaudited.

Table 4: IMTE Consolidated Statements of Comprehensive Income and other information

$'000's	Notes	12 months to 31 Dec 2016 Audited	12 months to 31 Dec 2017 Audited	6 months to 30 June 2018 Unaudited - reported	7 months to 31 July 2018 Unaudited- management
Revenue from sale of goods	a	13,930	5,763	1,202	1,285
Interest income		2	3	1	1
		13,932	**5,766**	**1,203**	**1,286**
Fair value change in derivative financial instruments	b	0	3,954	79	79
Other income		108	434	89	423
		14,039	**10,154**	**1,371**	**1,788**
EXPENSES					
Cost of sales of goods	c	(2,028)	(2,548)	(614)	(650)
Employee benefit expenses	d	(1,716)	(1,888)	(806)	(920)
Depreciation and amortization expenses		(2,147)	(2,021)	(905)	(985)
Professional and consulting expenses		(301)	(302)	(362)	(392)
Travel and accommodation expenses		(431)	(334)	(154)	(184)
Other expenses		(1,728)	(1,449)	(589)	(849)
Loss on disposal of subsidiary		(1)	-	-	-
Finance costs		(74)	(107)	(589)	(664)
Total expenses costs		**(8,425)**	**(8,648)**	**(4,020)**	**(4,644)**
PROFIT / (LOSS) BEFORE INCOME TAX		**5,614**	**1,505**	**(2,649)**	**(2,856)**
Income tax (expenses) /credit		(2,019)	187	178	178
PROFIT / (LOSS) FORTHE PERIOD AFTER INCOME TAX		**3,595**	**1,693**	**(2,471)**	**(2,678)**
OTHER COMPREHENSIVE INCOME					
Foreign currency translation		(326)	(657)	603	343
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**3,269**	**1,035**	**(1,868)**	**(2,335)**
Total comprehensive income for the year attributable to					
-Non-controlling interest		(33)	2	(3)	(3)

$'000's	Notes	12 months to 31 Dec 2016 Audited	12 months to 31 Dec 2017 Audited	6 months to 30 June 2018 Unaudited - reported	7 months to 31 July 2018 Unaudited- management
-Owners of IMT		3,302	1,034	(1,865)	(2,332)
		3,269	1,035	(1,868)	(2,335)
Cash flows from operations	e	(1,209)	4,864	(2,533)	n/a
Cash flows from investing		(4,045)	(2,190)	(987)	n/a
MSV analysis					
GP%	*c*	*36.6%*	*44.2%*	*51.1%*	*50.6%*
Employee costs	*d*	*12.3%*	*32.7%*	*67.0%*	*71.5%*
Adjusted EBITDA	*e*	*(629)*	*(427)*	*(1,743)*	*(1,871)*
Adjusted EBTIDA %	*e*	*-11.3%*	*-7.4%*	*-144.9%*	*-145.5%*
Leverage (Borrowings/ EBITDA)	e	*-38.7x*	*0.5x*	*-8.0x*	*-7.4x*

Source: Annual Reports, Half year report, IMTE and MSV analysis

61. With respect to Table 4 above:

a) The 2016 result included $8.4 million in non-recurring sales of technology solutions. During 2017 the Directors stated they saw "steady demand for 3D ASD displays". In 2017 all sales were to 5 individual customers located in China and Hong Kong, including $2.1 million in related party sales. In the first half of 2018, Directors stated that demand for 3D conversion equipment and software declined; and that sales of ASD displays decreased due to delays in delivery as result of modifications to the design and specification by customers. Directors stated they expect steady demand for ASD displays will continue. The Company's efforts are more focussed on consumer products via the GOXD division, however significant sales are yet to be realised.

b) Included in revenue in 2017 is a non-recurring amount to record a favourable fair value adjustment on the contingent consideration amounts payable to MFL on conversion to a fixed sum; (refer to Table 5, note d) below).

c) Gross margin on sale of goods & services is ~37%-51% across the periods shown – after adjusting for nonrecurring income in 2016.

d) Employee costs are relatively fixed at an annualised amount of $1.6 to $1.9 million across the periods shown, reflecting a core level of mainly corporate staff.

e) EBITDA is negative in FY18 as are operating cash flows. EBITDA in 2016 and 2017 does not correlate strongly with operating cash flows which reflected large changes in net working capital. After adjusting for non-recurring income in 2016 and 2017, the Debt / EBITDA (Leverage) ratio are negative indicating that borrowings far exceed historical earnings. In our view the IMTE is unlikely to be able to support commercial debt on the basis of its historical performance.

7.4 Financial position

62. A summary of IMTE's Statements of Financial Position derived from the financial statements on the same basis as noted in paragraph 60 is shown in Table 5 below.

Table 5: IMTE/IMTE Statements of Financial Position

$'000's	Notes	31-Dec-16 Audited	31-Dec-17 Audited	30-Jun-18 Unaudited - reported	31-Jul-18 Unaudited- management
Cash and cash equivalents	a	1,821	2,860	1,510	5,469
Inventories		1,857	1,768	1,621	1,691
Trade and other receivables	b	8,801	3,380	4,677	4,534
Other assets		2,254	1,190	1,572	1,979
Total current assets		**14,733**	**9,198**	**9,381**	**13,673**
NON CURRENT ASSETS					
Plant and equipment		1,066	581	433	915
Intangible assets & Goodwill	c	24,803	22,052	22,392	22,301
Development projects	c	2,880	4,027	5,140	5,241
Total non-current assets		**28,749**	**26,661**	**27,966**	**28,458**
TOTAL ASSETS		**43,481**	**35,859**	**37,347**	**42,130**
CURRENT LIABILITIES					
Trade and other liabilities		(1,655)	(830)	(1,160)	(788)
Trade deposit received		(100)	(12)	(37)	(37)
Amount due to MFL	d	(2,383)	(157)	(12,405)	(12,145)
Provisions		(31)	(49)	(42)	(42)
Income tax payable		(1,069)	(1,046)	(1,158)	(1,124)
Borrowings	e	(1,231)	(1,609)	(1,612)	(1,612)
Obligation under finance lease		-	(16)	(17)	(17)
Derivative financial instruments	f	-	-	(728)	(728)
Total current liabilities		**(6,469)**	**(3,720)**	**(17,158)**	**(16,493)**
NON-CURRENT LIABILITIES					
Obligation under finance lease- Non-current		-	(52)	(46)	(44)
Deferred tax liabilities		(1,909)	(1,586)	(1,397)	(1,386)
Amount due to MFL - Noncurrent	d		(15,111)	-	-
Contingent consideration liability to MFL	d	(20,748)	-	-	-
Convertible bonds	g	-	-	(2,796)	(2,859)
Total non-current liabilities		**(22,657)**	**(16,749)**	**(4,239)**	**(4,289)**
TOTAL LIABILITIES		**(29,126)**	**(20,469)**	**(21,397)**	**(20,782)**
NET ASSETS		**14,355**	**15,390**	**15,950**	**21,348**
EQUITY					
Issued capital		(10,410)	(10,410)	(10,410)	(10,902)
Non-controlling interest	h	56	54	57	57
Reserves	h	(410)	252	(2,781)	(7,895)
Retained earnings		(3,590)	(5,286)	(2,815)	(2,608)
TOTAL EQUITY		**(14,355)**	**(15,390)**	**(15,950)**	**(21,348)**
MSV analysis					
Intangible assets		*27,683*	*26,080*	*27,533*	*27,543*
Tangible assets		*15,798*	*9,780*	*9,814*	*14,588*
Net current assets		*8,263*	*5,478*	*(7,778)*	*(2,820)*
Net cash and trade working capital		*9,655*	*6,120*	*5,454*	*9,745*
Total borrowings		*(24,362)*	*(1,767)*	*(14,017)*	*(13,757)*
Net tangible assets		*(8,564)*	*8,013*	*(4,203)*	*831*

Source: Annual Reports, Half year report, IMTE and MSV analysis

63. With respect to Table 5 above:

a) Cash at 31 July 18 of $AU 5.5 million is increased by the proceeds received from the sale of a 20% interest in IMTE's subsidiary, GOXD.

b) Included in trade receivables at 31 July 2018 of $AU 4.5 million are amounts due from related parties totalling $AU 3.5 million. These amounts will be set off against the debt owed to MFL by way of assignment to MFL as part of the terms of the Proposal.

c) Intangible assets, goodwill and development projects are comprised of capitalised or acquired expenditure on intellectual property. Together, these assets comprise the majority of the total of assets and net assets. As at 31 July 2018 the total balance of $AU 27.5 million is comprised of:

- Goodwill - $AU 13.7 million (relating to MDL)
- ASD Displays technology $AU 7.5 million, plus $1.1 million in patents, trademarks and software licenses
- Development: $AU 4.0 million being capitalised expenditure. For example IMTE has historically recorded $AU 2.1 million in investing cash flows during 2017 as development expenditure.
- The intangible assets have not changed significantly since the 31 December 2017 audit. The 2017 annual report states that the fair value of intangible assets was assessed by way of a 5 year discounted cash flow technique adopting a post-tax discount rate of 18%, terminal growth rate of 3% resulting in an estimated value in use calculation of $AU 40.2 million. As such the amounts shown above are recorded at cost with no impairment adjustment charged.

d) Amounts due to MFL arose on the acquisition by IMTE of MDL from MFL in 2015. Initially recorded as a contingent consideration liability, following agreement by the Company and MFL the amount to be paid was fixed as a debt at HKD 92,200,553, payable no earlier than 30 April 2019 at an interest rate of 2.5% per annum over the Hong Kong Interbank Offer (HIBOR) rate. As at 31 July 18 the amount is recorded as $AUD12.1 million.

e) Borrowings of $AU 1.6 million are unsecured bank overdraft and bank borrowings, guaranteed by the Company's Director and major ultimate shareholder, Dr. Herbert Ying Chiu Lee.

f) At 30 June and 31 July 2018 the derivative liability of $AU 0.7 million relates to the fair value of a put option liability calculated using a binomial option pricing model embedded in the convertible bonds issue, (see f) below). The put option allows the bond holder to convert the face value of $HKD 23.0 million of the bond to a 20% interest in the ordinary shares in MDL at any time between 3 January 2018 to 2 January 2020, extendable by 12 months by mutual agreement. Otherwise the convertible bonds must be redeemed at the maturity date.

g) Convertible bonds are $HKD 23.0 million as described in e) above, recorded as $AUD2.9 million at 31 July 2018 after the effect of exchange rate differences and borrowing costs. The Company has stated that the Bond holder is an independent investor not associated with MFL or the Company. We have regarded this amount as a debt (and ignored the estimated value of the associated put option) for the purposes of our analysis Pre and Post-Proposal as the position of the Company is unchanged in either case.

h) Included within reserves of $AU 7.9 million at 31 July 2018 are:

- $AU 1.9 million of 5% of MDL shares to be issued on 6 August 2018 in respect of cash received (refer paragraph 55).

- $AU 5.4 million of 20% of GOXD shares to be issued following receipt of $US 4.0 million cash (refer paragraph 55).
- The minority interest in the assets of IMTE has not yet been adjusted by the Company in the amounts shown above for 31 July 2018. The Company estimates that total reserves will be reduced by $AU 7.3 million and shown as a $AU 1.0 million increase to minority interest with the balance applied to retained earnings. The minority interest represents 4.8% of book net assets at 30 July 2018.

8. INDUSTRY OVERVIEW

64. On 10 April 2018, IMTE included information about the Auto stereoscopic display (**ASD**) technology market in its NASDAQ release (Form 20 FA). This information was compiled by the Company utilising a report prepared for the Company by consultants Frost & Sullivan dated October 2016.

65. A summary of salient points drawn from these documents is provided below:

a) The ASD market includes digital 3D displays that exhibit images with depth perception. Different technologies are used consisting of parallax barriers, lenticular lens array sheet films or directional back-lights – the ASD technology does not require the viewer to wear glasses.

b) 3D displays are being adopted in the advertising sector to increase customer engagement. They are also being used in the consumer sector for entertainment and commercial sectors such as education and health. Displays can be switchable between 2D and 3D and software can assist in converting 2D content to 3D content.

c) The 3D ASD signage display market is in its early stage because of cost and image quality limitations.

d) The global 3D display market is estimated to be growing at a CAGR of 26.8% (2011 to 2020E). This mainly attributed to 3D TVs and 3D movie content. Other market drivers are improved technology and decreases in product cost (resulting from R&D), increases in other 3D display applications, lower cost bandwidth for delivering content.

e) The global 3D display market is segmented by TV's, Smartphones and others (tables, gaming devices, advertising monitors and displays).

f) The market for glasses-free 3D technology is still in its early stage, and there are very few competitors worldwide. Nonetheless, there are many established and early stage companies that address the 3D display market in one way or another, including makers of 3D televisions and mobile phones, such as Panasonic Corporation, Samsung Electronics Corporation, Ltd., Sony Corporation and X6D Limited. For the most part, these companies do not market 3D autostereoscopic products. Other companies operating in this domain such as Magnetic 3D, Alioscopy, and Dimenco have started operations earlier than IMTE with similar technology but the Company believes they have a higher operating cost.

9. BASIS OF ASSESSMENT OF THE PROPOSAL

66. In assessing whether the Proposal is fair and reasonable from the perspective of IMTE Shareholders, we have had regard to the criteria set out in RG111, RG170 and APES 225.

67. The following factors have been considered in our evaluation of the advantages and disadvantages to IMTE Shareholders:

- The fair value of IMTE Shares Pre-Proposal and the fair value of IMTE Share Post-Proposal as well as the issue price for the shares;

- Whether the Proposal brings about a change of control of IMTE and if a control premium is received;
- The alternatives available to IMTE if the Proposal does not proceed;
- Other qualitative advantages and disadvantages of the Proposal to IMTE; and
- Any other factors which may have a material impact.

68. The following sections set out details of our assessment of fairness (Section 10), whether a control premium is received (Section 11) and other qualitative aspects of the Proposal (Section 12).

10. ASSESSMENT OF FAIRNESS (QUANTITATIVE ASSESSMENT)

10.1 Overview

69. Section roadmap:

- Section 10.2 to 10.4 determines the value of IMTE Shares Pre-Proposal
- Sections 10.5 summaries the value of IMTE Shares Post-Proposal
- Section 10.6 determines the value of IMTE Shares Post-Proposal
- Section 10.7 summarises the financial impact of the Proposal

70. ASIC RG 111 outlines the appropriate methodologies a valuation expert should consider when valuing assets or securities. The use of different methodologies is however, dependent upon individual circumstances, the nature of the company and availability of information.

71. The following summarises the various methodologies we have considered:

Market Based	Business or equity is determined by reference to comparable market buy/sell transactions or quoted market prices (**QMP**) if the company is listed on an exchange.
Income Based	Value is determined by reference to capitalised future maintainable earnings (**CME**) or discounted cash flows (**DCF**) derived by the business
Asset Based	Value is determined by reference to the sale or realisable proceed of individual assets or groups of assets in an entity

We provide more details of the available valuation methodologies in **Appendix B** of this Report.

72. In assessing the value of IMTE, we considered all of the methodologies outlined in Section 10.1.

10.2 Market based value

Market based value - Comparable transactions

73. We are unable to source comparable transaction values related to the direct competitors set out in paragraph 65, being Magnetic 3D, and Alioscopy. All are private companies with no detailed financial information being publically available on S&PCapIQ.

74. We are aware of 91% of Dimenco Holding BV (a The Netherlands based company) being acquired by Top Wise International Limited on 30 June 2015. Dimenco appears to have similar products[7] and scale as IMTE at

[7] Per www.dimenco.eu accessed 24 October 2018

the time. The ultimate parent company of Dimenco is Kangde Xin Composite Material Group Co, a company incorporated in China and listed on the Shenzhen stock exchange, (SZSE:002450) with a market capitalisation of $AU 15.2 billion. We examined the ultimate parent company's financial statements for 2016[8] which disclosed for the Dimenco acquisition that:

a) The purchase price was CNY81.6 million / $AU $17.3 million;

b) The fair value of identifiable assets acquired (excluding goodwill) was CNY27.9 million or $AU 5.9 million, the residual difference being goodwill;

c) Revenue for 6 months post acquisition of CNY5.7 million / $AU 1.2 million.

d) "Net Profit" (not defined) for the 6 months post acquisition was a loss of CNY8.0 million / $AU 1.7 million.

e) Net Debt / borrowings of CNY1.2 million / $AU 0.3 million.

f) On the above basis we calculate that the implied 100% enterprise value was $AU 19.3[9] million. On an annualised basis the implied revenue multiple would therefore be 8.0x times. Given losses, an earnings based multiple for valuation is not appropriate.

g) Whilst this may provide some guide to value, we do not have details about, the circumstances of the transaction, or the extent to which synergistic or special value applies to the transaction price. The transaction is also more than 3 years ago which we consider old given the technology cycle. We expect that the value was likely to be a control value. In our view this data is primarily useful as supporting evidence that there are other trade buyers in the market who have purchased companies similar to IMTE at significant value.

75. IMTE has recently undertaken a number of corporate transactions with parties the Company has stated are independent of IMTE or MFL. These may therefore provide a guide to value. As set out in paragraph 55 these are:

a) On 12 January 2018 MDL, a subsidiary of IMTE and the main operating company issued a convertible bond with a face value of ~$2.9 million. The bond converts to 20% of the equity in MDL, which implies an 100% equity value of MDL of $14.5 million. However at the date of this report the bond holder has not converted and therefore does not provide any meaningful guide to current value of MDL.

b) On 24 May 2018 5% of IMTE's equity interest in MDL was sold to an independent investor for $AU 2.7 million. This implies a 100% equity value of MDL $AU 53.8 million. However we do not have details about the investor, the circumstances of the transaction, or the extent to which synergistic or special value applies to the transaction price. The level of ownership sold is also in relatively minor at 5% and we are cautious to extrapolate this as a guide to value;

c) During July 2018, IMTE (via MDL) sold 20% of GOXD for ~$AU 5.4 million to AiHD. This implies a 100% equity value of GOXD of $AU 27.0 million. AiHD is a large listed company on the Tokyo Stock Exchange with a market capitalisation of $AU 1.52 billion[10]. We are uncertain as the extent to which synergistic or special value applies to the transaction price, particularly given the distribution arrangements and AiHD's commitment to marketing expenditure in Japan. However we are relatively comfortable that a 20% interest can be extrapolated to value. IMTE's equity interest in GOXD is 76% (per paragraph 55), such that the implied equity value to IMTE's shareholders of GOXD is $20.5 million, albeit that the transaction

[8] Source: S&PCapIQ. The accounts are published in Mandarin, we used bilingual staff to interpret.
[9] i.e. $17.3 million / 91% + net debt of $0.3 million.
[10] Source: S&PCapIQ 23 October 2018

was for a minority interest. In our view this data is primarily useful as supporting evidence that there are trade buyers in the market who have purchased part of IMTE at significant value.

d) On 8 August 2018, 25,275 IMTE shares were issued to Upper house Limited in respect of consulting services at $US 14.45 per share, a premium to the share price on the day of $US 12.77. The quantum of shares represents ~ 1% of the total shares on issue and as such is insufficient to extrapolate value.

Market based value – Quoted Market Price

76. Given that IMTE is a listed company on the NASDAQ, we have considered the quoted market price of IMTE shares as a method for determining the value of IMTE shares, noting however that the quoted market value is reflective of a minority interest in the Company. We have analysed the IMTE share price for the period 11 August 2017 to 15 October 2018. IMTE released the Half-year financial report on 26 September 2018. That half year report stated in Note 6 that the Company had received a letter from MFL regarding its intention for settlement of the whole payable to MFL by shares of the Company, but with no further specific details provided. We therefore regard this date as the announcement date of the Proposal.

77. The following chart shows recent trading in IMTE's shares till October 2018:

Chart 1 – IMTE share price and trade history


$USD
Vol
Unusual trading period
Integrated Media Technology Limited (NasdaqCM:IMTE) - Volume
Integrated Media Technology Limited (NasdaqCM:IMTE) - Share Pricing

Source: S&PCapIQ

Table 6: IMTE volume trading

Period	Post- 26 Sept. 18 announcement (approx. 1 mth)	3 mths pre- 26 Sept. 18 announcement of Proposal	6 to 3 mths pre- 26 Sept. 18 announcement of Proposal	12 to 6 mths pre- 26 Sept. 18 announcement of Proposal
Total shares traded	192,876	315,364	7,325,520	48,943
As % of total issued capital	7.2%	11.8%	274.5%	1.8%
Price $US				
High	$10.00	$17.50	$32.11	$10.00
Low	$ 6.72	$9.98	$1.85	$3.38

Period	Post- 26 Sept. 18 announcement (approx. 1 mth)	3 mths pre- 26 Sept. 18 announcement of Proposal	6 to 3 mths pre- 26 Sept. 18 announcement of Proposal	12 to 6 mths pre- 26 Sept. 18 announcement of Proposal
Total value of trades ($US '000s)	$1,674	$4,186	$149,897	$313
VWAP $US	$8.68	$13.27	$20.46	$6.40

Source: S&PCapIQ

78. The chart and table above shows the price of IMTE Shares has fluctuated between $US 1.85 and $US 32.11 over the last 12 months the Company has been listed on the NASDAQ.

79. Commencing 2 May 2018 for approximately a 1 month period there was an unusually high level of trading activity. For example 2.2 million shares traded on 2 May at a price of $US 21.95 – compared with the previous days close price of $US 2.00. The Company had released its 31 March quarterly results the day before, however these did not show any significant change in the Company's activities. On the 3rd of May the Company announced the appointment of PCG Advisory a firm of investors relations consultants. On the 4th of May 2018 the Company announced the that it has not taken any corporate action that would explain the unusual trading activity and is not in possession of any material non-public information that would prompt the unusual trading activity. On the 24th May 2018 the Company announced the sale of 5% of its interests in MDL for ~$AU 2.5 million.

80. As of 31 October 2018, the spot share price is $US 6.71.

81. RG 111.69 states that an expert should consider "*the quoted price for listed securities, where there is a liquid and active market*".

82. In our view liquidity is represented (amongst other factors) by 25-50% of the total number of shares being traded over the course of a year, or about 0.5%-1.0% per week. The trading activity in the 6 months prior to May 2018 exhibits the characteristics of a thinly traded stock and is in our view not an appropriate price for valuation purposes.

83. The trading activity around May 2018 appears to be highly unusual for which the Company is unable to offer any explanation. We have therefore also disregarded this period of trading in our analysis.

84. During the period 25 June 2018 to 26 September (i.e. 3 months pre-announcement of the Proposal) 11.8% of shares were traded (noting that 56% of shares are held by MFL and are therefore restricted)[11] with no unusually large or irregular volumes on any particular trading day. During this period shares traded for between $US 9.98 and $US 17.50 with a volume weighted average price (**VWAP**) across the period of $US 13.21. The implied market capitalisation of IMTE at the VWAP price is $US 35.4 million / $AU 49.9 million. However the share prices also displayed a declining trajectory.

85. For the approximately 1 month post announcement 7.2% of shares traded with share prices between $US 6.72 and $US 10.00 at a VWAP of $USD8.68. The implied market capitalisation of IMTE at the VWAP price is $US 23.2 million / $AU 35.4 million. We highlight that this price is also after the May and July 2018 announcements of the sale of 5% in MDL and 20% in GOXD so we consider it is likely after the effects of the non-controlling interests in the assets of IMTE being obtained.

[11] Accordingly, 11.8% would represent approximately 25% of the available 'free float' or alternatively 26% of shares held by IMTE Shareholders.

86. We also considered Bid / Ask spreads for the share price in the following chart:

Chart 2 – IMTE bid / ask price history


Share price USD
Price appears illiquid
Price appears liquid
36.00
31.00
26.00
21.00
16.00
11.00
6.00
1.00
-4.00
Integrated Media Technology Limited (NasdaqCM:IMTE) - Bid Price
Integrated Media Technology Limited (NasdaqCM:IMTE) - Ask Price

Source: S&PCapIQ

87. Consistent with increased trading volumes, Bid / Ask spreads have narrowed from mid-2018, which in our view indicates a liquid share price.

88. Therefore we consider that the level of trading since June 2018 does represent a liquid and active share price. We have noted the declining price trend exhibited and have therefore adopted the lower range VWAP of $US 8.68, albeit technically this reflects post announcement pricing.

89. **For the reasons stated we consider that a liquid minority share price of $US 8.68 is likely to be a reasonable guide to IMTE's liquid minority market value of shares.**

90. By applying a control premium of 20% (refer paragraph 114) we derive a control value of $US 10.42 / $AU 14.70.

10.3 Income based value

91. A multiple of earnings (CME) valuation technique is not appropriated given the low level of operating revenues and history of adjusted EBITDA operating losses.

92. IMTE has prepared a 5 year forecast model (**Model**) which was provided to Moore Stephens Audit (Vic) Audit as part of their impairment testing analysis at 31 December 2017. It should be noted that the auditor's primary objective was to consider whether assets are overstated rather than forming an overall opinion on Share value at that date.

93. The Model was also updated by IMTE in respect of their 30 June 2018 half-year accounts. A copy of that Model has also been proved to us for analysis of the Proposal.

94. At the 31 December 2017 audit, the revenue forecasts for 2018 contained in the Model were supported by two sales distribution agreements totalling $AU 14.8 million[12] which represented approximately 50% of the

[12] As per market announcement released on 19 March 2018.

then revenue forecast model for 2018. The Model was also supported by the general market analysis the Company commissioned from Frost & Sullivan.

95. The announcement stated that the 2 customers are based in China. One customer will place ASD flagship video walls displays in a cinema chain. The other customer will deploy digital signs for displaying advertisements and public information in educational institutions, office buildings and government owned premises. The sales would be delivered progressively during 2018 and early 2019.

96. However with the benefit of hindsight, actual sales revenue for the seven months to 31 July 2018 of $AU 1.3 million is substantially lower than what was forecasted at the 31 December 2017 audit. IMTE have stated to us that:

a) There have been no significant sales of product units. IMTE encountered quality related problems with their manufacturer at the time who could not deliver in the quantity nor quality required. Ultimately IMTE was forced to change manufacturers. As a result, current forecasts are that sales and revenues are expected to be delivered and in turn revenue recognised commencing in H119.
b) With the exception of the 2 distribution agreements with Chinese customers in early 2018 (announced to the market above) and AiHD, no additional sales distribution agreements have been entered into by the Company.
c) There are no significant orders as yet received to date.
d) The current 30 June 18 forecast has been prepared based the CEO's expectation of securing contracts with a particular focus on sales into China and the Asia region.

97. We are conscious of the ASIC RG requirements set out in Section 6.3 above on prospective financial information. In our view the lack of firm sales contracts (other than the distribution agreements noted above) or an updated industry expert report, plus the significant shortfall in achieving short term forecasts means that there are not reasonable grounds in accordance with the ASIC guidelines[13] for stating prospective financial information in this document.

98. Nevertheless, as business valuers it is our practice to apply discounted cashflow (**DCF**) techniques where possible and to cater for uncertainty in forecasts by way of probability adjustments and discount rates. Any adjustments of this type are not intended as a pejorative comment on the prospects of the Company, but simply as a technique to deal with any uncertainty.

99. Therefore, without giving specific prospective information, in our view the 30 June 2018 forecast Model provided to us requires a number of probability adjustments to cater for the delay in sales and a slower rate of sales growth. We have broadly accepted IMTE's estimates of gross profit margin %, overheads and the significant on-going estimate of CAPEX. We have applied our own estimate of working capital adjustments. We also extended the Model to 10 years and tapered growth to a terminal growth rate of 5% at year 10, (higher than IMTE's 3% growth rate at year 5). This is on the basis of the market research report (Section 8 above) and the Company's intention to focus on Asia which generally has a higher growth rate than Western markets.

100. We have adopted a post-tax discount rate of 18.5% (higher than the 18% used by IMTE for impairment testing purposes) primarily driven by our assessment of an increased "small-size" premium[14]. The discount rate is based solely upon the cost of equity as we do not believe that the Company can support a commercial debt in the near term given negative earnings and leverage ratios. For example the current bank debt the Company has is guaranteed by the majority shareholder.

[13] Specifically the factors set out in RG 170.26
[14] Indicated by 10y to 10z decile of Appendix 3 of 2017 Valuation Handbook guide to Cost of Capital Market results through 2016 – we adopted 10% given the small scale to date.

101. Finally, in our DCF analysis we adopted a "risk of failure" adjustment. IMTE has been operating since 2008 (2013 with MDL) and it has refined its product offering. However it is yet to realise revenue from its products on a commercial scale and could in some respects still be considered a 'start-up'. To achieve scale in our view the business faces a number of risks, including:

a) Attracting customers;

b) Fulfilling deliveries;

c) Managing costs – albeit that we would expect economies to be achieved with scale;

d) Funding growth – including potentially a significant build up in net working capital;

e) Maintaining competitive advantage through a CAPEX and product re-fresh cycle.

102. Research on survival rates of firms in the technology sector shows that only 25% of firms survive through to year 7[15] (i.e. a 75% risk of failure). Given that IMTE has survived for a number of years already and has products developed to an advanced stage we have adopted a 25% risk of failure in our estimates.

103. The results of our calculations are summarised below:

Table 7: MSV DCF valuation estimate

$AU'000's	Low MSV probability adjusted slower revenue growth	High IMTE revenue (adjusted for delay to H119 only)
Total Enterprise Value (TEV) at 18.5% discount rate	**25,538.6**	34,348.9
Terminal value % included in TEV	68.0%	71.5%
Post-tax discount rate	18.5%	18.5%
Risk of failure estimate	25.0%	25.0%
TEV at 19.5% discount rate (para. 104)	22,227.4	**30,778.3**

Source: MSV analysis

104. **Table 7 shows a total enterprise value (TEV) based upon a DCF technique of between $25.5 million and $30.7 million.** Our estimate is highly sensitive to the discount rate as also shown in Table 7 as well as any changes to estimates of revenue. Therefore at the higher range we adopt the value with a higher discount rate of 19.5% to reflect increased risk inherent in the higher IMTE forecasts.

105. By way of comparison we note:

a) The 2015 evidence of the Dimenco sale at $19.3 million at a similar scale and stage of development to IMTE (refer paragraph 74) or an 8.0x historical revenue multiple. At the same multiple, based upon annualised FY18 revenue IMTE TEV would be $17.6 million. However we are uncertain as to the relative growth rates between Dimenco and IMTE.

[15] John Watson and Jim Everett, 1996, "Do Small Businesses Have High Failure Rates?" Journal of Small Business Management, v34, pg. 45-63; and Knaup, Amy E., May 2005, "Survival and longevity in the Business Employment Dynamics data," Monthly Labor Review, pp. 50–56; Knaup, Amy E. and MC. Piazza, September 2007, Business Employment Dynamics Data: Survival and Longevity, Monthly Labor Review, pp 3-10 – both cited by NYSU Stern School of Business Professor A. Damodaran's approach to valuing start-ups – May 2009

b) The implied value ascribed to IMTE shareholders for GOXD alone in a recent transaction described at paragraph 75 was $20.5 million (assuming consistency with enterprise value). However note our earlier comments on whether any synergistic premium was paid.

10.4 Asset based value

106. We consider that the value of IMTE is likely to be reflected in its future operating cash flows rather than its book values of tangible and intangible assets (refer Table 5). For example tangible assets are $14.6 million at 30 June 2018 of which $5.5 million is cash. Intangible assets are significant at $27.5 million, however this is comprised of the actual costs of development and purchased goodwill incurred to date and whilst historically subject to impairment testing, does not necessarily reflect the current value based upon future expected economic returns.

107. At book values, the share price based upon un-adjusted net assets at 31 July 2018 would be $AU 8.00 per share (or approximately $US 5.72 per share). However for the foregoing reasons we consider this may not reflect current values.

10.5 Summary of IMTE Shares Pre-Proposal values

108. The following table summarises our Pre-Proposal values taken from Sections 10.2 to 10.5 above:

Table 8: Pre-Proposal Values

$AU'000's	Ref. / note	Market value	DCF Value Low	DCF Value High
Total Enterprise Value (TEV)	Table 7		**25,539**	**30,778**
Plus surplus assets				
Cash (est. 31 Oct 2018)	b)		2,890	2,890
Related party receivables	c)		3,478	3,478
Less Debt				
Amount due to MFL	Table 5		(12,145)	(12,145)
Other bank borrowings and leases	Table 5		(1,673)	(1,673)
Convertible bonds	Table 5		(2,859)	(2,859)
Equals 100% liquid control equity value			**15,229**	**20,469**
Less est. non-controlling interests in assets IMTE controls	d)		(725)	(975)
Equals Liquid control value for IMTE Shareholders	e)	**39,237**	**14,504**	**19,494**
Number of shares on issue ('000's)	Table 3	2,669	2,669	2,669
Control value share price $AU per share		**$ 14.70**	**$ 5.43**	**$ 7.30**
Control value share price $US per share	d) e)	**$ 10.42**	**$ 3.85**	**$ 5.18**

109. Table 8 above shows our valuations adopting the market share price from Section 10.2 (paragraph 91) and the DCF based valuation from Section 10.3 (paragraph 104) methodologies. Notes on table 8 above are:

a) The Total Enterprise Value is from Table 7 above.

b) Surplus cash of $2.9 million is as advised by IMTE as of October 2018. The cash balance has diminished since the balance of 31 July 2018 of $5.5 million due to trading losses, CAPEX and transaction costs. Our DCF value is as of 31 October 2018 and captures ongoing losses in the earlier periods such that it is appropriate to regard the starting cash balance as "surplus".

c) $3.5 million is the balance of related party receivables that will be set-off against the debt owing to MFL as part of the Proposal, as noted in paragraph 63.

d) As discussed at paragraph 75 IMTE has sold 5% of its interest in MDL and 24% of its interest in GOXD. This is not reflected in the Company's forecasts on which our DCF valuation was based. We have therefore adjusted our valuation to reflect an estimate of the value that may not accrue to IMTE shareholders. This estimate is based upon the 4.8% of net asset book values the Company estimates as the non-controlling interest at 31 July 2018, (see paragraph 63, h)). It should be noted that most of the nearer term forecast cash flows are from MDL rather than GOXD.

e) The liquid control value of IMTE's shares is after all equity adjustments, but includes a control premium as per paragraph 114 below. The market based methodology value is derived from the share price at paragraph 92 of $US 8.68 with a control premium added. We have then converted this price to $ AU, multiplied by the number of shares on issue. The DCF per share prices is after dividing the liquid control value of IMTE's Shares by the number of Pre-Proposal shares.

110. We therefore consider the control value of IMTE Pre-Proposal to be **$US 3.85 to $US 10.42 per share** based on 2,668,886 shares.

111. We appreciate that the range is broad which in our view reflects the inherent uncertainty in the prospects of the Company given the lack of commercial operating history at significant scale. In our following analysis we have therefore focused upon the Pre and Post-Proposal share prices under each valuation method to a greater extent than the absolute share prices.

10.6 Value of IMTE shares post-proposal

112. The following table shows our Post-Proposal value calculations and the difference in share price to Pre-Proposal:

Table 9: Post-Proposal Values

$AU'000's	Ref. / note	Market value	DCF Value Low	DCF Value High
Liquid control value for IMTE Shareholders	Table 8	**39,237**	**14,504**	**19,494**
Add back net MFL Debt swapped to equity	a)	8,000	8,000	8,000
Less est. non-controlling interest thereon	b)	(381)	(381)	(381)
Equals Liquid control value for IMTE Shareholders		**46,856**	**22,123**	**27,113**
Less estimated minority discount	c)	(7,809)	(3,687)	(4,519)
Equals minority control value for IMTE Shareholders		**39,046**	**18,436**	**22,594**
Number of shares on issue ('000's)	Table 3	2,669	2,669	2,669
Plus Shares issued under the Proposal ('000's)	a)	709	709	709
Total Shares Post Proposal ('000's)		**3,377**	**3,377**	**3,377**
Minority value share price $AU per share		**$ 11.56**	**$ 5.46**	**$ 6.69**
Minority value share price $US per share		**$ 8.19**	**$ 3.87**	**$ 4.74**

113. Notes to Table 8 are:

a) The amount of MFL debt to be swapped for equity (net of related party receivables) per the draft subscription agreement is $US 8.00 per share x 708,500 shares. This is equivalent to $AU 8.0 million.

b) Calculated as per paragraph 109 d) above on the net asset impact of the debt conversion.

c) Deduction for minority discount as per paragraph 114 below, in accordance with ASIC guidelines and valuation practice.

Discount for minority interest

114. Completion of the Proposal will result in IMTE Shareholders being diluted from 44.1% of the Company to approximately to 34.8% if the Proposal Shares are issued (refer Table 1), thus holding a smaller minority or portfolio interest in the Company. Whilst the IMTE Shareholders are already in a minority position, ASIC regulatory guidance discussed at Section 6.2 requires analysis assuming 100% ownership Pre-Proposal. Our assessment of the value of IMTE Shares Post-Proposal is therefore valued on a minority basis and a minority interest discount should be applied to the control value of the Company Post-Proposal

115. A minority interest discount is the inverse of a premium for control and is calculated using the formula $1 - \left(\frac{1}{1+control\ premium}\right)$. Based upon empirical studies conducted by RSM Bird Cameron on successful takeover offers and schemes of arrangement completed between 2006 and 2016 for companies listed on the ASX, the indicative control premiums are typically within a mean range of 25-46%[16] and a median of 14-43% over a 10 year period. The average across the 10 year period was 35%, or a minority interest discount of 26%. We have also considered other control premium studies and authorities[17] which take into account international markets.

116. Given that IMTE Shareholders will be diluted from 44.1% to 34.8% and are already in a minority position we have elected to apply a lower range discount of 16% (being a 20% control premium).

117. Based on the values in Table 9, we assess the value of IMTE shares Post-Proposal to be between **$US 3.87 and $US 8.19** per share, on a minority interest basis.

10.7 Summary of financial impact of the proposal on IMTE shareholders

118. The following Table summarises the financial impact of the Proposal on IMTE Shareholders:

Table 10: Summary of Proposal on IMTE Shareholders

	Ref. / note		Market value		DCF Value Low		DCF Value High
Share Value Pre-Proposal							
Control value share price $AU per share	Table 8	$	14.70	$	5.43	$	7.30
Control value share price $US per share		$	10.42	$	3.85	$	5.18
Share value Post-Proposal							
Minority value share price $AU per share	Table 9	$	11.56	$	5.46	$	6.69
Minority value share price $US per share		$	8.19	$	3.87	$	4.74
Decrease in value per share post proposal							
Share price $AU per share		-$	3.14	$	0.02	-$	0.61
Share price $US per share		-$	2.22	$	0.02	-$	0.44
Subscription Agreement price $AU		*$*	*11.29*				
Subscription Agreement price $US		*$*	*8.00*				

119. Based upon our forgoing analysis, when considered as a control transaction as required by ASIC guidelines RG111, under Market Value methodology, the Proposal is likely to be dilutive (-21.4%) in the value of IMTE Shareholders interests in the Company. This is because the subscription price per share of $US 8.00 is well below the $US 10.42 implied control value in the case of the Market Value methodology and only slightly below the Post-Proposal minority value of $US 8.19.

[16] RSM Bird Cameron Control Premium Study, 2016
[17] Q3 2016 Mergerstat, & Pratt "Discounts & Premiums, 2nd edition

120. Under the DCF methodologies, when considered as a control transaction, the Proposal is moderately (-8.4%) dilutive at the high value and slightly (+0.4%) accretive at the low value. These impacts are smaller than for the Market value method as both DCF control values are significantly lower than the market value or the Subscription Agreement price under the Proposal.

121. On the balance of the valuation methodologies adopted we are more persuaded by the downside values than the small upside value. Therefore we are of the opinion that the Proposal is **NOT fair to IMTE Shareholders**.

11. ASSESSMENT OF CONTROL PREMIUM

122. RG 111.24 "Other Control transactions" highlights that in certain circumstances an issue of shares by a company otherwise prohibited under s606 may be approved under item 7 of s611 and the effect on the company's shareholding is comparable to a takeover bid. The Proposal meets the criteria of those circumstances and accordingly compliance with RG111 thus requires that the Proposal be analysed as if it were a takeover bid under Chapter 6 of the Act[18].

123. RG111.11 suggests that when assessing the value of a company's shares for the purposes of approval under Item 7 of s611 the expert should consider a premium for control. An acquirer could be expected to pay a premium for control due to the advantages they will receive should they obtain 100% control of another company. These advantages include the following:

- control over decision making and strategic direction;
- access to underlying cash flows;
- control over dividend policies; and
- access to potential tax losses.

124. Whilst the MFL will not be obtaining 100% of IMTE, RG 111.11 states that the expert should calculate the value of a target's shares as if 100% control were being obtained. We understand this is the case even where MFL already controls IMTE with a 55.9% interest Pre-Proposal, moving to 65.2% if the Proposal is approved. We recognise that majority control is not the same or as valuable as 100% absolute control.

125. For a control premium to be received, the value of IMTE Shares Post-Proposal valued on a minority basis should at least be equal to or greater than the Pre-Proposal value of IMTE Shares on a control basis. Given there is a dilution in value per Table 10 above under two of our valuation methods, we conclude that there is no control premium being received by the IMTE Shareholders. RG 111.13 states that the expert can then consider an acquirer's practical level of control when considering reasonableness. Reasonableness has been considered in Section 13.

[18] RG 111 paragraph 25

12. ASSESSMENT OF REASONABLENESS (QUALITATIVE ASSESSMENT)

126. In assessing if the Proposal is reasonable of IMTE Shareholders, we have had regard to the following:

Advantages of the Proposal

- The MFL debt is due for repayment on 30 April 2019, unless the due date is extended by agreement. IMTE presently lacks sufficient liquid funds to repay the loan. Whilst IMTE expects that operating cash flows will improve, there remains in our view a significant uncertainty as to whether IMTE would be able to repay the MFL debt at 30 April 2019. It is also uncertain as to whether MFL would extend the loan term or seek to enforce their rights. The Proposal removes this risk and uncertainty.
- The Proposal will improve the financial position of IMTE through the reduction in net debt / increase in net assets.
- The improvement in financial position is likely to improve the success of IMTE raising additional funds Post-Proposal relative to Pre-Proposal. This is based upon our understanding of capital markets and a general preference of funders to see funds deployed for an early stage company's growth rather than to pay debts or owners.
- MFL's and Dr. Herbert Ying Chiu Lee's interests are aligned to those of ordinary shareholders.
- The price paid per share of $US 8.00 under the terms of the debt conversion is well above the current (31 October 2018) minority spot value per share of $US 6.71 as IMTE's share price has trended lower since the announcement of the Proposal.
- The Proposal does not bring about a change in control.

Disadvantages of the Proposal

- The Proposal is not fair to IMTE Shareholders. However the assessment of not being fair is substantially[19] driven by the lack of a control premium being paid when viewed as a 100% control transaction per ASIC's guidelines. In our view it is contestable as to whether a control premium should be paid given that:
    - MFL already controls IMTE and the increase in control from 55.9% to 65.2% does not result in any practical change in control; and
    - Whilst MFL's debt is unsecured, it nevertheless would have a priority claim over the assets of IMTE compared to those of ordinary shareholders in the event of an insolvency. It is therefore reasonable for a debt holder to receive compensation for relinquishing this priority entitlement. It is reasonable in our view that such compensation is in the form of not paying a control premium for the debt conversion.
- The price paid per share of $US D8.00 under the terms of the debt conversion is only slightly below the calculated Post-Proposal minority volume weighted value per share of $US 8.19.
- MFL's increased holding may further restrict the liquidity of Shares. This in turn reduces the free-float of shares and the quantum of any fund raisings available

[19] For example if the control premium in our analysis is set to 0%, then the Proposal is fair under the DCF valuation methodology at all levels and only -2.6% dilutive under the Market valuation methodology.

	under the shelf registration prospectus, (refer paragraph 5 d).
If the Proposal is NOT approved	• The Directors have advised us that there are no other alternate financing proposals capable of acceptance in the short term. For example, the Directors have considered alternative financing options including financing with debt from banks, convertible notes and private placements to repay the MFL loan. However, in all cases there were obstacles and commercial issues largely around interest holdings costs, offering security and the degree to which these aligned with the long term strategy. Such discussions occurred at Board meetings of directors excluding Dr. Herbert Ying Chiu Lee due to his conflict of interest in also being the ultimate owner of MFL. • Given the lack of alternative offers, the costs likely to be incurred up to the transaction date and beyond during the search for alternate offers and the uncertain outcome beyond the Debt maturity date, are likely to be to the further detriment of net assets or shareholder dilution should IMTE require further equity funds.

127. In our opinion the position of IMTE Shareholders is more advantageous Post-Proposal than Pre Proposal, and therefore the Proposal is **reasonable** to IMTE Shareholders.

13. OPINION ON THE PROPOSAL

128. On the basis of our analysis, and for the reasons outlined in the preceding sections, we consider that the Proposal is **NOT fair but reasonable** to IMTE Shareholders.

APPENDIX A - Qualifications, Independence, Declarations and Consents

Statement of Qualifications, Independence, Declarations and Consents

Qualifications

Moore Stephens (Vic) Pty Ltd (ACN 052 362 348) (Moore Stephens) is a Melbourne based accounting, audit and business advisory practice and is a licensed investment adviser within the terms of the *Corporations Act 2001*. Moore Stephens is an independent practice and a member of Moore Stephens International. Moore Stephens International is a national and international association of separate accountant and advisor entities represented in all capital cities of Australia and with 292 firms operating in 626 offices within 103 countries worldwide.

The AFSL licence (No 247262) allows Moore Stephens to act for clients only in the capacity of providing reports in relation to certain corporate transactions or to provide general financial product advice on certain classes of financial products. Senior directors at Moore Stephens specialise in such advice and regularly perform corporate and asset valuations and advice on company restructures, acquisitions and proposals. Moore Stephens Audit (Vic) is affiliated with Moore Stephens and, acting through different directors, also performs audits on the accounts of Australian companies.

The primary persons responsible for preparing this Report on behalf of Moore Stephens are Gary Graco (Dip. Bus Studies – Accounting, ACA) and Mr Colin Prasad (B.Com ACA and BVS) (with the assistance of staff), who has a significant number of years of experience in relevant corporate matters including valuations, independent expert reports and investigating accountant engagements.

Independence

Moore Stephens considers itself to be independent in terms of Regulatory Guide 112 issued by ASIC relating to independence of experts and has developed and issued an opinion and report on an unbiased basis.

Moore Stephens and its related entities or any of its Directors or Partners have not had within the previous two years, any shareholding in the Company. During the 2 years period to this report Moore Stephens and its related entities have not provided any professional services to the Company or any related parties to the Company except as described below:

- Moore Stephens Audit (Vic), an affiliate partnership of Moore Stephens, is the independent Australian Auditor of IMTE for which it received professional fees based upon time incurred at normal professional rates to the conduct of the engagement. Audit personnel were not involved in the preparation of this Report.

None of Moore Stephens, Mr Gary Graco, and Mr Colin Prasad nor any other member, director, partner or employee of any of Moore Stephens has any interest in the opinion reached by Moore Stephens except that we are entitled to receive professional fees for the completion of this Report based on time incurred at normal professional rates. Our fee for the preparation of this report is $24,000. With the exception of these fees no parties will receive any other benefits, whether directly or indirectly, for or in connection with issuing this Report.

Disclaimers

This Report has been prepared at the request of the Directors of the Company and was not prepared for any other purpose than stated in this Report in Section 2. This Report has been prepared for the sole benefit of the Directors and the Non-associated Shareholders of the Company. This Report should not be used or relied upon for any purpose other than as set out in Section 2. Accordingly, Moore Stephens expressly disclaims any liability to any person (other than the Directors or Non-associated Shareholders of the Company) who relies on our Report, or to any person at all who seeks to rely on the Report for any other purpose not set out in Section 2.

Appendix C identifies the sources of information upon which this Report has been based. To the extent we have used historical information we are entitled to rely upon the information. Any forecast information which has been referred

to in this Report has been prepared by the relevant entity and is generally based upon best estimate assumptions about events and management actions that may or may not occur. Accordingly Moore Stephens cannot provide any assurance that any forecast is representative of results or outcomes that will actually be achieved. Whilst (unless stated otherwise in the Report) Moore Stephens has no reason to believe that such information is not reliable and accurate, it has not caused such information to be independently verified or audited in any way. Inquiry, analysis and review have brought nothing to our attention to indicate a material misstatement, omission or lack of reasonable grounds upon which to base our opinion.

The opinions given by Moore Stephens in this Report are given in good faith, based upon our consideration and assessment of information provided to us by the Directors and executives of the parties to the Proposal; and in the belief on reasonable grounds that such statements and opinions are correct and not misleading, (unless otherwise stated in the Report). This Report has been prepared with care and diligence.

Advanced drafts of this Report were provided to the Directors of the Company. Minor changes for factual content were made to this Report. There was no alteration to the methodology or conclusions reached as a result of discussions related to drafts of the Report.

Moore Stephens' opinion is based on prevailing conditions at the date of this Report including market, economic and other relevant circumstances. These can change over relatively short time period and any subsequent changes in these conditions in the value either positively or negatively.

Indemnity

The Company has agreed that it will indemnify Moore Stephens and its employees and officers in respect to any or all losses, claims, damages and liabilities arising as a result of or in connection with the preparation of this Report, except where the claim has arisen as a result of wilful misconduct or negligence by Moore Stephens.

Consent

This Report has been prepared at the request of the Company and may accompany the Notice of Meeting to be given to shareholders.

Moore Stephens consents to the issuing of this Report and the form and context to which it is to be included with the Notice of Meeting. Other than the Report, Moore Stephens has not been involved in the preparation of the documents or other aspects of the Proposal or the Notice of Meeting to which this Report may be attached. Accordingly, we take no responsibility for the content of the Notice of Meeting or the Proposal as a whole. Neither the whole nor any part of this Report nor any reference thereto may be included in any other document without prior written consent of Moore Stephens as to the form and context to which it appears.

APPENDIX B - Overview of Valuation Methodologies and principles

Type	Method	Description	When method used
Income Approaches	**Discounted Cash Flow**	The Discounted Cash Flow (DCF) method derives the value of a business on a controlling basis based on the future cash flows of the business discounted back to a present value at an appropriate discount rate (cost of capital). The discount rate used will reflect the time value of money and the risks associated with the cash flows. The DCF Method requires: • Forecasting cash flows over a sufficient long period (at least 5 years and usually 10 years) • Assessing an appropriate discount rate (typically derived using judgment and aids such as the Capital Asset Pricing Model (CAPM)). The cost of equity (Ke) can be built up from first principles or benchmarked against comparable companies ("Co-Co") or transactions ("Co-Tran"), and • Estimation of the terminal value (value of the business into perpetuity) at the end of the period (typically derived using the capitalisation of earnings method).	• Reasonably accurate forecast cash flows (minimum 5 years). • Earnings or cash flows expected to fluctuate from year to year. • Business is in start-up or turn around phase. • Specific projects that have a finite or infinite life, for example, mining projects.
	Capitalisation of Maintainable Earnings	The Capitalisation of Maintainable Earnings (CME) method is the most commonly used valuation method. It involves the application of a capitalisation multiple to an estimate of the Future Maintainable Earnings (FME) of the business. The FME must be maintainable by the business and must not include one-off gains or losses. The capitalisation multiple will reflect the risk, time value of money and future growth prospects of the business. The appropriate capitalisation multiple is determined with reference to the observed multiples of entities whose businesses are comparable ("Co-Co") to that of the business being considered and/or comparable transactions, ("Co-Tran").	• The business has a history of profits with a reasonably consistent trend and that trend is expected to continue. • The business has an indefinite life. • Cash flow forecasts are not available.
	Capitalisation of Dividends	This method involves the capitalisation of forecast future maintainable dividends. The maintainable	• Valuation is for a minority interest. • Stable business.

Type	Method	Description	When method used
		level of dividends is estimated by assessing the expected level of future maintainable earnings and the dividend policy of the entity. The appropriate capitalisation rate reflects the investor's required rate of return.	• High payout ratios.
	Yield Based	This method is primarily used for property assets and involves capitalising forecast distributions by an estimated future maintainable yield. The yield or rate is determined based on analysis of comparable entities.	• Commercial or investment properties including retail, industrial and commercial.
Market Approach	**Market**	This method values a company bases on the traded prices of its equity on a public market/exchange. The approach can adopt the prevailing spot rate of the company's securities at valuation date or the Volume Weighted Average Price (VWAP over a set trading period i.e. the preceding 30, 60 or 90 trading days to the valuation date). In the absence of market data specific to the company, the market approach can also be used by examining market values for comparable companies ("Co-Co") or comparable transactions ("Co-trans"). Comparable transactions may be observed as being based upon a widely used industry practice such as a multiple of revenue instead of earnings.	• Company's equity is listed on public market/exchange i.e. ASX. • Securities in the company are actively traded on the market/exchange. • As above for comparable companies or transactions
Asset Approach	**Asset Based**	Asset based valuation involve separating the business into components that can be readily sold, such as individual business units or items of plant and equipment, and ascribing a value of each component based on the amount that could be obtained if sold. The asset value can be determined on the basis of: • Orderly realisation • Liquidation • Going concern	• Asset rich entities • For wind-up or realisation value
	Cost approach	The value of an asset determined by: • replacement cost (in basic terms, the cost of replicating functionality). • reproduction cost (in basic terms, the cost of recreating the asset).	The cost-based approach can be used to derive market value where market or income factors are difficult to obtain or estimate with reliability (for example, for some intangible assets).

Valuation principles


EBITDA
Surplus Assets
Debt
Equity value
Enterprise value
(total value of business assets)
Working Capital
Value of Cash Generating Assets
Tangible Assets
Intangible Assets / G'will

In adopting an income approach, a multiple of EBITDA or a DCF of cash flows is typically used to determine Total Enterprise Value (TEV), which represents the total value of the business assets. Any excess over tangible and identified intangible assets (moving right in the diagram above) represents goodwill.

Moving left in the diagram above, adjustments are made to TEV to add surplus assets and deduct debt so as to determine equity value. Surplus assets are any assets that are not required to generate the business's earnings or cash flows.

Further discounts may be applied to equity to determine a minority or illiquid value.

APPENDIX C - Documents and Information Relied Upon

1. Draft Notice of Meeting and Explanatory Memorandum received 31 October 2018;
2. IMTE 31 December 2017 full year audited consolidated accounts;
3. IMTE 30 June 2018 unaudited half year consolidated accounts (released to market) as well as 31 July 2018 7 months unaudited management consolidated accounts;
4. IMTE's forecast September 2018 to December 2023;
5. Letter dated 27 March 2018 on MFL Debt;
6. Draft Prospectus dated 9 October 2018;
7. Top 20 shareholders as of 12 October 2018;
8. SEC Form 20-F dated 10 April 2018;
9. Draft share subscription agreement dated 13 October 2018
10. Discussions and correspondences with IMTE and advisors including responses to queries dated 19 October 2018
11. EDGAR (US Securities & Exchange Commission - SEC), S&PCapIQ; and various other websites and public domain information services.

Moore Stephens (Vic) Pty Ltd Financial Services Guide

This Financial Services Guide is dated 31 October 2018

and forms part of the Independent Limited Assurance Report.

Moore Stephens (Vic) Pty Ltd (ACN 052 362 348) (**Moore Stephens**) holds Australian Financial Services Licence no 247262 authorising it to provide general financial product advice in relation to various financial products such as securities, interests in managed investment schemes, and superannuation to wholesale and retail clients. Moore Stephens has been engaged by Integrated Media Technologies Limited (**IMTE** or **the Company**) to provide an Independent Experts Report (**the Report**) for inclusion with the Notice of Meeting of Shareholders to be held on or about 12 December 2018 to consider resolutions associated with the issue of securities under *Section 611 of the Corporations Act*.

The *Corporations Act, 2001* requires Moore Stephens to provide this Financial Services Guide (**FSG**) in connection with its provision of this Report. Moore Stephens does not accept instructions from retail clients. Moore Stephens provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Moore Stephens does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

Moore Stephens is only responsible for this Report and this FSG. Moore Stephens is not responsible for any material publicly released by the Company in conjunction with this Report or the Proposal. Moore Stephens will not respond in any way that might involve any provision of financial product advice to any retail investor.

This Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs. You should consider your own objectives, financial situation and needs when assessing the suitability of this Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

When providing reports in the form of this Report, Moore Stephens's client is the Company to which it provides the report. Moore Stephens receives its remuneration from the Company. In respect of this Report and other services, Moore Stephens will receive a fee based upon normal professional rates plus reimbursement of out-of-pocket expenses from the Company. Directors or employees of Moore Stephens or other associated entities may receive partnership distributions, salary or wages from Moore Stephens. Moore Stephens and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products.

Moore Stephens has professional indemnity insurance cover for reports of this nature under its professional indemnity insurance policy. This policy meets the compensation arrangement requirements of *Section 912B of the Corporations Act 2001*.

Moore Stephens has internal complaints-handling mechanisms. If you have concerns regarding this Report, please contact us in writing to Mr Kevin Mullen, Moore Stephens (Vic) Pty Ltd, Level 18, 530 Collins Street, Melbourne, Vic, 3000. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

Glossary

Abbreviated Term	Definition
3D	Three Dimensional
Act	The *Corporations Act 2001*
AFSL	Australian Financial Services Licence
AiHD	AiHoldings Corporation (**AiHD**), a company listed on the Tokyo Stock Exchange (TSE:3076)
ASD	Auto stereoscopic display technology that exhibits 3D images with depth perception without requiring the viewer to wear glasses.
ASIC	Australian Securities and Investment Commission.
ASX	Australian Securities Exchange.
CME	Capitalised Future Maintainable Earnings
Company	Integrated Media Technology Limited [ACN 132 653 948].
DCF	Discounted Cash Flows
Debt Conversion	The conversion of the MFL debt owing for the issue of the Shares.
Directors	Directors of the Company.
EGM	Extraordinary General Meeting.
EM	Explanatory Memorandum.
GOXD	GOXD Technology Limited, a subsidiary of IMTE.
IMTE	Integrated Media Technology Limited [ACN 132 653 948].
IMTE Shareholders	The non-associated shareholders of the Company.
MDL	Marvel Digital Limited – a subsidiary of IMTE.
MFL	Marvel Finance Limited – the ultimate parent entity of IMTE and the related party the subject of the Proposal.
Model	The 5 year forecast model prepared by the Company.

Abbreviated Term	Definition
Moore Stephens	Moore Stephens (Vic) Pty Ltd - AFSL Holder 247 362.
NAV	Net Asset Value.
NOM	Notice of Meeting.
Proposal	The proposed transaction to issue 708,500 at $US 8.00 per share Shares in consideration for the Debt Conversion of net Debts owing to MFL.
QMV	Quoted Market Value.
Report	This Independent Expert Report prepared by Moore Stephens in relation to the Proposal.
RG 111	ASIC Regulatory Guide 111 - Content of Experts Reports.
RG 112	ASIC Regulatory Guide 112 - Independence of Experts.
SEC	Securities and Exchange Commission (USA).
Shares	Fully paid ordinary shares in the Company.
TEV	Total Enterprise Value – the value of all operating assets including net working capital, tangible and intangible assets, but before adjustments to derive equity value.



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